Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG Insurance Australia Group

SEC MAIL PROCESSING RECEIVED JAN 17 2006 WASH, D.C. 213 SECTION

5 December 2006

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 205[redacted]

06010288

SUPPL

Dear Sirs,

Rule 12g3 – 2 (b) Exemption Documents: Insurance Australia Group Limited, file no 82-34821

Please find attached documents submitted in accordance with Rule 12g3 – 2(b) for Insurance Australia Group Limited, File no. 82 – 34821.

Yours truly

pp

Glenn Revell
Company Secretary

PROCESSED
JAN 20 2006
THOMSON
FINANCIAL

Form 604

82-34821

To: Insurance Australia Group Limited

ACN/ARSN: 090 739 923

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and its subsidiaries

There was a change in the interests of the substantial holder on	14/11/2005
The previous notice was given to the company on	14/09/2005
The previous notice was dated	9/09/2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

Class of securities	**Previous Notice**		**Present Notice**	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	74,687,294	4.68%	35,765,053	2.24%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	**Previous Notice**		**Present Notice**	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	11,384,280	0.71% see note 1 at the end of this form	3,968,978	0.25% see note 1 at the end of this form

For the securities (if any) listed below see NOTE 2 at the end of this form

Class of securities	**Previous Notice**		**Present Notice**	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	33,599,627	2.11% see note 2 at the end of this form	63,696,305	3.99% see note 2 at the end of this form

Class of securities	**Previous Notice**		**Present Notice**	
	Person's votes	Voting Power	Person's votes	Voting Power
Grand TOTAL Fully paid ordinary shares	119,671,201	7.50%	103,430,336	6.49%

3. Changes in relevant interest

Particulars of each change in, or change in the nature of, a relevant interest of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See annexure "B" to this notice.					

GUIDE

This guide does not form part of the prescribed form and is included by ASIC to assist you in completing and lodging form 605.

Signature

This form must be signed by either a director or a secretary of the substantial holder.

Lodging period

Nil

Lodging Fee

Nil

Other forms to be completed

Nil

Additional information

(a) If additional space is required to complete a question, the information may be included on a separate piece of paper annexed to the form.

(b) This notice must be given to a listed company, or the responsible entity for a listed managed investment scheme. A copy of this notice must also be given to each relevant securities exchange.

(c) The person must give a copy of this notice:
- (i) within 2 business days after they become aware of the information; or
- (ii) by 9.30 am on the next trading day of the relevant securities exchange after they become aware of the information if:
  - (A) a takeover bid is made for voting shares in the company or voting interests in the scheme; and
  - (B) the person becomes aware of the information during the bid period.

Annexures

To make any annexure conform to the regulations, you must

1. use A4 size paper of white or light pastel colour with a margin of at least 10mm on all sides
2. show the corporation name and ACN or ARBN
3. number the pages consecutively
4. print or type in BLOCK letters in dark blue or black ink so that the document is clearly legible when photocopied
5. identify the annexure with a mark such as A, B, C, etc
6. endorse the annexure with the words:
   This is annexure (mark) of (number) pages referred to in form (form number and title)
7. sign and date the annexure
   The annexure must be signed by the same person(s) who signed the form.

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of shares	Person's votes
Avanteos Investments Ltd	Avanteos Investments Limited P O Box 1012 Camberwell VIC 3124	Avanteos Investments Ltd	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	1,125 Fully paid ordinary shares	1,125
Avanteos Investments Ltd ATF Symetry Personal Retirement FD	Avanteos Investments Limited PO Box 1012 Camberwell VIC 3124	Avanteos Investments Ltd ATF Symetry Personal Retirement FD	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	1,794 Fully paid ordinary shares	1,794
AMP Capital Investors as RE for EFM Australian Share Fund 2	Cogent Nominees Pty Limited PO Box R209 Royal Exchange NSW 1225	AMP Capital Investors as RE for EFM Australian Share Fund 2	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	145,913 Fully paid ordinary shares	145,913
ASBGI Australian Equities Fund	Citicorp Nominees Pty Limited PO Box 3429 Auckland 1 New Zealand	ASBGI Australian Equities Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	3,763 Fully paid ordinary shares	3,763
Commonwealth Balanced B3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Balanced B3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	197,536 Fully paid ordinary shares	197,536

CFSIL as RE Colonial First State Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	43,692 Fully paid ordinary shares	43,692
CFSHK CMF Asia Cash Surplus Fund	Citicorp Nominees Pty Limited GPO Box 14, Hong Kong	CFSHK CMF Asia Cash Surplus Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	58,990 Fully paid ordinary shares	58,990
CFSIL as RE Colonial First State Imputation Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Imputation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	3,119,192 Fully paid ordinary shares	3,119,192
CIML as RE Commonwealth Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	153,960 Fully paid ordinary shares	153,960
CIML as RE Commonwealth Share Income Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Share Income Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	544,036 Fully paid ordinary shares	544,036
CIML as RE Commonwealth Income Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Income Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	84,013 Fully paid ordinary shares	84,013

CFSIL ATF CMLA Non Ml Aust Indust Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CMLA Non Ml Aust Indust Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	686,393 Fully paid ordinary shares	686,393
CFSIL ATF CMLA Ml Aus Indust Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CMLA Ml Aus Indust Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	754,816 Fully paid ordinary shares	754,816
CFSIL ATF CFCL Non Market Linked Australian Industrial Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CFCL Non Market Linked Australian Industrial Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	398,462 Fully paid ordinary shares	398,462
Commonwealth Managed M1C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M1C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	72,916 Fully paid ordinary shares	72,916
Commonwealth Managed M3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,299,666 Fully paid ordinary shares	1,299,666
CFSIL A/C Motor Accident Commission	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL A/C Motor Accident Commission	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	9,252 Fully paid ordinary shares	9,252

CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	874,913 Fully paid ordinary shares	874,913
Queensland Coal And Oil Shale	JP Morgan Nominees Australia Limited Locked Bag 7, Royal Exchange, Sydney NSW 2001	Queensland Coal And Oil Shale	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	94,321 Fully paid ordinary shares	94,321
Storm Financial Australian Industrials Index Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Storm Financial Australian Industrials Index Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	566,813 Fully paid ordinary shares	566,813
Commonwealth Diversified Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Diversified Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	142,286 Fully paid ordinary shares	142,286
Wholesale Indexed Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Indexed Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,660,852 Fully paid ordinary shares	1,660,852
Wholesale Low Tracking Error Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Low Tracking Error Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	773,986 Fully paid ordinary shares	773,986

CFSIL AS RE Colonial First State Wholesale Australian Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL AS RE Colonial First State Wholesale Australian Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	480,925 Fully paid ordinary shares	480,925
CFSIL as RE Colonial First State Wholesale Geared Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Geared Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	16,855,932 Fully paid ordinary shares	16,855,932
CFSIL as RE Colonial First State Wholesale Imputation Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Imputation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	4,679,624 Fully paid ordinary shares	4,679,624
CFSIL as RE Colonial First State Wholesale Industrial Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Industrial Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	357,955 Fully paid ordinary shares	357,955
CFSIL as RE Colonial First State Wholesale Leaders Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Leaders Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,701,927 Fully paid ordinary shares	1,701,927
CFSIL as RE Commonwealth Australian Boutique Share Fund 1	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Boutique Share Fund 1	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	98,840 Fully paid ordinary shares "*" See note 1 on the last page of this form.	98,840

CFSIL as RE Commonwealth Australian Boutique Share Fund 3	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Boutique Share Fund 3	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	333,981 Fully paid ordinary shares "*" See note 1 on the last page of this form.	333,981
CFSIL as RE Commonwealth Australian Boutique Share Fund 4	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Boutique Share Fund 4	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	111,000 Fully paid ordinary shares "*" See note 1 on the last page of this form.	111,000
CFSIL as RE Commonwealth Australian Shares Fund 4	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 4	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,084,334 Fully paid ordinary shares "*" See note 1 on the last page of this form.	1,084,334
CFSIL as RE Commonwealth Australian Shares Fund 6	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 6	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	65,081 Fully paid ordinary shares "*" See note 1 on the last page of this form.	65,081
CFSIL as RE Commonwealth Australian Shares Fund 7	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 7	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	55,467 Fully paid ordinary shares "*" See note 1 on the last page of this form.	55,467
CFSIL as RE Commonwealth Australian Shares Fund 10	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 10	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	343,678 Fully paid ordinary shares "*" See note 1 on the last page of this form.	343,678

CFSIL as RE Commonwealth Australian Shares Fund 11	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 11	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	733,369 Fully paid ordinary shares "*" See note 1 on the last page of this form.	733,369
CFSIL as RE Commonwealth Australian Share Fund 14	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Share Fund 14	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	631,373 Fully paid ordinary shares "*" See note 1 on the last page of this form.	631,373
FC W/E AUST SHARE 22-CREDIT SUISSE	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	FC W/E AUST SHARE 22-CREDIT SUISSE	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	303,855 Fully paid ordinary shares "*" See note 1 on the last page of this form.	303,855
WSALE PM CAPITAL AUST SHARE	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	WSALE PM CAPITAL AUST SHARE	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	208,000 Fully paid ordinary shares "*" See note 1 on the last page of this form.	208,000
CMLA	JP Morgan Nominees Australia Limited Level 37 AAP Centre 259 George Street Sydney NSW 2000 Australia	ARF Concentrate - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	2,101,689 Fully paid ordinary shares "**" See note 2 on the last page of this form.	2,101,689
CMLA	JP Morgan Nominees Australia Limited Level 37 AAP Centre 259 George Street Sydney NSW 2000 Australia	Australian Retirement Fund - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	6,465,128 Fully paid ordinary shares "**" See note 2 on the last page of this form.	6,465,128

CMLA	National Nominees Limited GPO Box 1406M Melbourne VIC 3001	A.S.S.E.T - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	817,589 Fully paid ordinary shares "**" See note 2 on the last page of this form.	817,589
CMLA	National Nominees Limited GPO Box 1406M Melbourne VIC 3001	CARE Super - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	1,678,300 Fully paid ordinary shares "**" See note 2 on the last page of this form.	1,678,300
CMLA	BNP Paribas Securities PO Box R209 Royal Exchange NSW 1225	Century Australia - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	2,106,447 Fully paid ordinary shares "**" See note 2 on the last page of this form.	2,106,447
CMLA	JP Morgan Nominees Australia Limited Level 37 AAP Centre 259 George Street Sydney NSW 2000 Australia	452 CAPITAL CSS - CONCENTRATE	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	1,999,643 Fully paid ordinary shares "**" See note 2 on the last page of this form.	1,999,643
CMLA	National Nominees Limted GPO Box 1406M Melbourne VIC 3001	Catholic Super Fund - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	753,548 Fully paid ordinary shares "**" See note 2 on the last page of this form.	753,548
CMLA	JP Morgan Nominees Australia Limited Level 37 AAP Centre 259 George Street Sydney NSW 2000 Australia	CSS - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	1,501,045 Fully paid ordinary shares "**" See note 2 on the last page of this form.	1,501,045

CMLA	BNP Paribas Securities PO Box R209 Royal Exchange NSW 1225	TCORP - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	3,844,856 Fully paid ordinary shares "**" See note 2 on the last page of this form.	3,844,856
CMLA	State Street Australia Limited 338 Pitt Street Sydney NSW 2000	RIM Australian Shares Aggressive Fund - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	623,406 Fully paid ordinary shares "**" See note 2 on the last page of this form.	623,406
CMLA	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	WSALE GEARED 452 AUST SHARE	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	2,849,800 Fully paid ordinary shares "**" See note 2 on the last page of this form.	2,849,800
CMLA	JP Morgan Nominees Australia Limited Level 37 AAP Centre 259 George Street Sydney NSW 2000 Australia	HostPlus - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	2,307,745 Fully paid ordinary shares "**" See note 2 on the last page of this form.	2,307,745
CMLA	JP Morgan Nominees Australia Limited Level 37 AAP Centre 259 George Street Sydney NSW 2000 Australia	INTECH Australian Shares Active Trust - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	3,799,606 Fully paid ordinary shares "**" See note 2 on the last page of this form.	3,799,606
CMLA	JP Morgan Nominees Australia Limited Level 37 AAP Centre 259 George Street Sydney NSW 2000 Australia	Challenger Boutique Australian Share Fund - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	827,270 Fully paid ordinary shares "**" See note 2 on the last page of this form.	827,270

CMLA	ANZ Custodian Services Limited Level 25 530 Collins Street Melbourne VIC 3000	Warakirri New Dimensions Fund - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	2,163,924 Fully paid ordinary shares "**" See note 2 on the last page of this form.	2,163,924
CMLA	BNP Securities Services PO Box R209 Royal Exchange NSW 1225	Optimix Wholesale Australian Share Trust - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	2,999,493 Fully paid ordinary shares "**" See note 2 on the last page of this form.	2,999,493
CMLA	JP Morgan Nominees Australia Limited Level 37 AAP Centre 259 George Street NSW 2000 Australia	452 CAPITAL PSS CONCENTRATE	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	2,630,090 Fully paid ordinary shares "**" See note 2 on the last page of this form.	2,630,090
CMLA	JP Morgan Nominees Australia Limited Level 37 AAP Centre 259 George Street Sydney NSW 2000 Australia	PSS - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	1,960,855 Fully paid ordinary shares "**" See note 2 on the last page of this form.	1,960,855
CMLA	JP Morgan Nominees Australia Limited Level 37 AAP Centre 259 George Street Sydney NSW 2000 Australia	Retirement Benefit Fund Board - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	1,472,000 Fully paid ordinary shares "**" See note 2 on the last page of this form.	1,472,000
CMLA	JP Morgan Nominees Australia Limited Level 37 AAP Centre 259 George Street Sydney NSW 2000 Australia	R.E.S.T - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	6,673,618 Fully paid ordinary shares "**" See note 2 on the last page of this form.	6,673,618

CMLA	ANZ Custodian Services Limited Level 25 530 Collins Street Melbourne Vic 3000	Warakirri Endeavour Fund - 452 Capital	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) *pursuant to which certain* shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	1,007,700 Fully paid ordinary shares "**" See *note 2 on the last* page of this form.	1,007,700
CMLA	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE CFS Wholesale 452 Australian Share Fund	The Colonial Mutual Life Assurance Society Limited (ACN 004 021 809) ("CMLA") has entered into an Exclusivity Agreement (attached as Annexure A) pursuant to which certain shares in 452 Capital Pty Ltd ("452 Capital") must not be sold unless CMLA consents. CMLA, by virtue of s608(3)(a), has a relevant interest in all securities in which 452 Capital has a relevant interest. CMLA has no ability to control voting or disposal in relation to those securities in which 452 Capital has a relevant interest (which are identified below).	13,112,553 Fully paid ordinary. shares "**" See note 2 on the last page of this form.	13,112,553

5. Changes in association

The persons who have become associates(2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name	Nature of Association
CBA and Commonwealth Bank Group	The Commonwealth Bank Group (other than Commonwealth Bank of Australia) are body corporates controlled by Commonwealth Bank of Australia and are therefore associates of Commonwealth Bank of Australia and of each other for the purposes of the Corporations Act.

6. Address

The addresses of persons named in this form are as follows:

Name	Address
CBA and Commonwealth Bank Group	C/- Level 2, 48 Martin Place Sydney NSW 1155

7. Signature

NOTE 1--(This note is relevant to section 2 3 4 and 5)

The relevant interests in these securitites are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.

NOTE 2--(This note is relevant to section 2 3 4 and 5)

452 Capital Pty Ltd ("452 Capital") is the investment manager in relation to the securities. Exercise of voting and disposal powers by 452 Capital is subject to any client direction. CMLA has a relevant interest in more than 20% of the shares in 452 Capital by virtue of the Exclusivity Agreement attached as Annexure A and therefore, by virtue of s608(3)(a) has a deemed relevant interest in the securities.



....

John Damien Hatton – Company Secretary

Dated the 17 day of November 2005.

Annexure A

This is the annexure mark A of 2 pages referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 14/11/2005

John Damien Hatton – Company Secretary

SCHEDULE

A.C.N. 004 929 962 Pty Ltd (ACN 4929962)
A.C.N. 007 255 521 Pty Ltd (ACN 7255521)
A.C.N. 080 159 762 Pty Ltd (ACN 80159762)
ACAPM Holdings A Pty Limited (ACN 99726495)
ACAPM Holdings B Pty Limited (ACN 99726486)
ACAPM Pty Limited (ACN 99744297)
Aetna Properties Ltd (ACN 572225)
AFS Life Finance Pty Limited (ACN 85514147)
AGAL Holdings Pty Limited (ACN 96911367)
Antarctic Shipping Pty Ltd (ACN 3622491)
Aquashell Pty Limited (ACN 57036076)
Aquasten Pty Ltd (ACN 6485785)
Armraynald Investments Pty Limited (ACN 68291403)
ASB Group Investments Limited (533945)
Australian Bank Limited (ACN 8558601)
Australian Company Number 002 680 471 Pty Limited (ACN 2680471)
Australian Company Number 008 521 579 Pty Limited (ACN 8521579)
Australian TIC Management Pty Limited (ACN 2213952)
Avanteos Investments Limited (ACN 066 862 977)
Bennelong Centre Pty Ltd (ACN 7328949)
Bizserv Pty Ltd (ACN 94234812)
Brookhollow Ave Pty Limited (ACN 81129660)
CAPITAL 121 PTY LIMITED (ACN 3148187)
CB-CLA Limited (ACN 3069458)
CB-CLARI Pty Limited (ACN 1826884)
CB-CLAS Limited (ACN 3177222)
CB-CLFIA Limited (ACN 3123233)
CB-CLHA Limited (ACN 3742747)
CB-CLMM Limited (ACN 6507731)
CB-CLPF Limited (ACN 1657503)
CB-CLPSG Limited (ACN 2585695)
CB-CLRA Pty Limited (ACN 1826893)
CB-CLSA Limited (ACN 3774865)
CBA CORPORATE SERVICES (NSW) PTY LIMITED (72765434)
CBA Corporate Services (VIC) Pty Limited (ACN 72103532)
CBA Indemnity Co. Pty Limited (ACN 72183290)
CBA International Finance Pty Limited (ACN 63487589)
CBA Investments (No 2) Pty Limited (ACN 73093286)
CBA Investments Limited (ACN 835423)
CBA Leasing (No 2) Pty Limited (ACN 64489238)
CBA Rail & Tram Company Pty Limited (ACN 92452625)
CBA Specialised Financing Limited (ACN 8544554)
CBFC Leasing Pty Limited (ACN 8520965)
CBFC Limited (ACN 8519462)
CBFC Properties Pty Limited (ACN 770454)
CC Group Holdings Pty Ltd (ACN 5934083)
CFS Managed Property Limited (ACN 6464428)
Chullora Equity Investment (No 1) Pty Limited (ACN 70676943)
Chullora Equity Investment (No 2) Pty Limited (ACN 70676710)
Chullora Equity Investment (No 3) Pty Limited (ACN 70677431)
CISL (Hazelwood) Pty Limited (ACN 74747185)
CM Somerton Pty Ltd (ACN 5367671)
CMG Asia Limited (ACN)
CMG Asia Pty Ltd (ACN 75668932)
CMG Asia Trustee Company Limited (ACN)
CMG CH China Funds Management Limited (ACN 61146183)
CMG CH China Investments Limited (ACN 61513675)
Collateral Leasing Pty Limited (ACN 2681218)
Colonial AFS Services Pty Ltd (ACN 83514667)
Colonial Agricultural Company Limited (ACN 3963862)
Colonial Asset Finance Pty Ltd (ACN 89354370)
Colonial Asset Management Limited (ACN 64031769)
Colonial Australian Superannuation Ltd (ACN 3244040)
Colonial e.Com Ltd (ACN 3345766)
Colonial Employee Share Plan Pty Ltd (ACN 75669028)
Colonial Finance (Australia) Ltd (ACN 89843041)
Colonial Finance Limited (ACN 67105435)
Colonial Financial Corporation Limited (ACN 29818)
Colonial Financial Management Limited (ACN 7299498)
Colonial First State Fund Services Ltd (ACN 3257001)
Colonial First State Group Limited (ACN 4405556)
Colonial First State Investments Limited (CFSIL) (ACN 2348352)
Colonial First State Private Capital Limited (ACN 2785739)
Colonial First State Private Equity Limited (ACN 2642819)
Colonial First State Property Holdings No 2 Pty Ltd (ACN 511624)
Colonial First State Property Holdings No 3 Pty Ltd (ACN 8100445)
Colonial First State Property Investment Limited (ACN 3466117)
Colonial First State Property Limited (ACN 85313926)
Colonial Holding Company (No 2) Pty Ltd (ACN 75333390)
Colonial Holding Company Pty Ltd (ACN 74706782)
Colonial Insurance Services Pty Ltd (ACN 83157117)
Colonial International Factors Pty Limited (ACN 83082973)
Colonial Investment Services Ltd (ACN 2451970)
Colonial Investments Holding Pty Ltd (ACN 75668987)
Colonial LGA Holdings Limited (ACN 1634439)
Colonial Limited (ACN 74042112)
Colonial Mutual Deposit Services Ltd (ACN 6227809)
Colonial Mutual Funds Limited (ACN 6734514)
Colonial Mutual Property Group Pty Ltd (ACN 7322429)
Colonial Mutual Superannuation Pty Ltd (ACN 6831983)
Colonial Net Limited (ACN 2902712)
Colonial PCA Holdings Pty Ltd (ACN 50535647)
Colonial PCA Properties Ltd (ACN 3354247)
Colonial PCA Services Ltd (ACN 3900187)
Colonial Portfolio Services Limited (ACN 66649241)
Colonial Protection Insurance Pty Limited (ACN 83055967)
Colonial Services Pty Limited (ACN 75733023)
Colonial South Australia Limited (ACN 69065130)
Colonial State Residual (No 1) Pty Ltd (ACN 3909402)
Colonial State Residual (No 2) Pty Ltd (ACN 75733032)
Colonial Statutory Funds Management Limited (ACN 2807221)
Colonial Tasman Pty Ltd (ACN 83840644)
Colonial Trade Services (Hong Kong) Limited (ACN)
Commonwealth Bank Officers Superannuation Corporation Pty Ltd (074519798)
Commonwealth Capital Corporation Limited (ACN 78898432)
Commonwealth Capital Limited (ACN 78898370)
Commonwealth Custodial Services Limited (CCSL) (ACN 485487)
Commonwealth Development Bank of Australia Limited (ACN 74707458)
COMMONWEALTH FINANCIAL PLANNING LIMITED (ACN 3900169)
Commonwealth Fleet Lease Pty Limited (ACN 3429356)
Commonwealth Funds Management Limited (CFM) (ACN 52289442)
Commonwealth Group Pty Limited (ACN 87485078)

Commonwealth Insurance Holdings Limited (ACN 88327959)
Commonwealth Insurance Limited (ACN 67524216)
Commonwealth Investment Services Limited (CISL) (ACN 3049830)
Commonwealth Investments Pty Limited (ACN 65166305)
Commonwealth Life Limited (CLL) (ACN 3610008)
Commonwealth Managed Investments Limited (CMIL) (ACN 84098180)
Commonwealth Property Pty Limited (ACN 94052436)
Commonwealth Securities (Japan) Pty Limited (ACN 86971922)
COMMSERVE FINANCIAL LTD
COMMWEALTH INTERNATIONAL HOLDINGS PTY LIMITED (ACN 74025371)
Comsec Trading Limited (ACN 3485952)
CST Securitisation Management Limited (ACN 80151337)
Darontin Pty Ltd (ACN 7029209)
Emerald Holding Company Limited (ACN 66147528)
Fazen Pty Ltd (ACN 3066760)
Financial Wisdom Limited (ACN 6646108)
First State (Hong Kong) LLC (F8489)
First State Investment International Limited (Regd Scot 79063)
First State Investment Management (UK) Limited (Regd Scotland 47708)
FIRST STATE INVESTMENT MANAGERS (ASIA) LIMITED (ACN 54571701)
First State Investment Services (UK) Limited (Regd England & Wales 3904320)
First State Investments (Hong Kong) Limited (206616)
First State Investments (Singapore) (196900420D)
First State Investments (UK) Limited (Regd Eng/Wales 2294743)
First State Investments Holdings (Singapore) Limited (Regd 199901706Z)
First State Nominees (Hong Kong) Ltd (206615)
FIVE D PROPERTY MANAGEMENT (NSW) PTY LTD (ACN 7301582)
FIVE D PROPERTY MANAGEMENT (QLD) PTY LTD (ACN 7301573)
FIVE D PROPERTY MANAGEMENT (SA) PTY LTD (ACN 7322438)
FIVE D PROPERTY MANAGEMENT (VIC) PTY LTD (ACN 7301591)
FIVE D PROPERTY MANAGEMENT (WA) PTY LTD (ACN 83531579)
Fleet Care Services Pty Ltd (ACN 74503530)
Fouron Pty Ltd (ACN 3066840)
Gandel Chambers Pty Ltd (ACN 104 741 102)
GATX Rail (BY-1) Pty Limited (ACN 90495999)
GATX Rail (BY-2) Pty Limited (ACN 90495980)
GATX Rail (BY-3) Pty Limited (ACN 90495971)
GATX Rail (BY-4) Pty Limited (ACN 90495962)
GATX Rail (SW-1) Pty Limited (ACN 90496058)
GATX Rail (SW-2) Pty Limited (ACN 90496030)
GATX Rail (SW-3) Pty Limited (ACN 90496021)
GATX Rail (SW-4) Pty Limited (ACN 90496012)
GATX Rail (Victoria) Pty Limited (ACN 90065964)
Gold Star Mortgage Management Pty Ltd (ACN 63742049)
Goldman Sachs (Asia) L.L.C (ABN 35 717 040 327)
Hazelwood Investment Company Pty Limited (ACN 75041360)
HFV6 PTY LIMITED (ACN 76980740)
HIC Finance Pty Limited (ACN 75495528)
Homepath Pty Limited (ACN 81986530)
Infravest (No 1) Limited (ACN 60472522)
Infravest (No 2) Limited (ACN 71656865)
Investment Co Pty Ltd (ACN 83405627)
Jacques Martin Administration and Consulting Pty Ltd (ACN 6787748)
Jacques Martin Pty Ltd (ACN 6100830)
Keystone Financial Services Ltd (ACN 65021418)
Lazarose Pty Ltd (ACN 3816448)
Leaseway Transportation Pty Limited (ACN 78463457)
LG Inc. (ACN)
MMAL Fleet Lease Arranger Pty Ltd (ACN 76409526)
Nimitz Nominees Pty Ltd (ACN 3505959)
P. and B. Properties Pty Ltd (ACN 9499512)
Perpetual Stock Pty Limited (ACN 65094886)
PFM Holdings Pty Ltd (ACN 3290597)
Retail Investor Pty Limited (ACN 60625194)
RVG Administration Company Pty Limited (ACN 70835344)
S.B.T. Properties Pty Ltd (ACN 9517328)
SBN Nominees Pty Ltd (ACN 3501773)
SBSSW (Delaware) Inc (ACN)
SBV Nominees Limited (ACN 6291854)
Securitisation Advisory Services Pty Limited (ACN 64133946)
Securitisation Custodian Pty Limited (ACN 76980704)
Senbary Pty Limited (ACN 83183242)
Share Investments Pty Limited (ACN 54210276)
SIF Railway No 1 Pty Limited (ACN 96458730)
SIF Railway No 2 Pty Limited (ACN 96458758)
SME Custodians Pty Ltd (ACN 81924110)
SME Equities Limited (ACN 78207780)
SME Growth Limited (ACN 79678194)
South Australian Fleet Lease Arranger Pty Ltd (ACN 73607440)
Sparad (No 24) Pty Limited (ACN 57975087)
Sparad (No 26) Pty Limited (ACN 54797965)
State Nominees Limited (ACN 677350)
Super Partners Pty Limited (ACN 81837961)
Tactical Global Management Limited (ACN 77796411)
The Colonial Mutual Life Assurance Society Ltd (ACN 4021809)
Vanoti Pty Ltd (ACN 3519284)
Victorian Fleet Lease Arranger Pty Limited (ACN 77164811)
Wezen Pty Ltd (ACN 3501817)

End of Annexure A

This is the Annexure marked "B" of 16 pages referred to in the Notice of Substantial Shareholding dated 14 November 2005.

Colonial First State Inv Managers
Transaction listing for the period 10/09/2005 to 14/11/2005 (as per F10 function) Page 1
For Security IAG.AU Insurance Australia Group Limited

Fund	Pfolio	Trans.	Ccy	Date	Units		Cost/Proceeds	
CC	IEQF	OS-PUR	AUD	18/10/2005	2877		15464.83	
CC	IEQF	OS-PUR	AUD	11/11/2005	14237		75993.73	
						17114		91458.56
CC	IEQI	OS-SAL	AUD	17/10/2005	-1264		-6572.8	
CC	IEQI	OS-PUR	AUD	18/10/2005	10264		55178.88	
CC	IEQI	OS-PUR	AUD	11/11/2005	44512		237594.5	
						53512		286200.6
CC	IINF	OS-PUR	AUD	18/10/2005	1711		9200.25	
CC	IINF	OS-PUR	AUD	11/11/2005	6388		34097.63	
						8,099		43,298
TOTAL						**78,725**		**420,957**
CF	LAEQ	OS-SAL	AUD	26/09/2005	-56000		-299919	
						-56000		-299919.2
CF	LAISSN	OS-SAL	AUD	04/10/2005	-40851		-224382	
CF	LAISSN	OS-SAL	AUD	03/11/2005	-52240		-274260	
						-93091		-498642.29
CF	LGEIT	OS-SAL	AUD	26/09/2005	-37000		-198161	
						-37000		-198160.9
CF	PET1SN	OS-SAL	AUD	04/10/2005	-18155		-99720	
CF	PET1SN	OS-SAL	AUD	03/11/2005	-33801		-177455	
						- 51,956	-	277,175
TOTAL						**- 238,047**	**-**	**1,273,898**
CL	B3C	OS-SAL	AUD	10/11/2005	-16000		-84960	
						-16000		-84960
CL	M3C	OS-SAL	AUD	13/09/2005	-13000		-69810	
CL	M3C	OS-SAL	AUD	27/09/2005	-93000		-497252	
CL	M3C	OS-SAL	AUD	03/11/2005	-15903		-83172.7	
CL	M3C	OS-SAL	AUD	10/11/2005	-42000		-223020	
						- 163,903	-	873,255
TOTAL						**- 179,903**	**-**	**958,215**
CM	EABS01	OS-PUR	AUD	05/10/2005	5794		31277.67	
CM	EABS01	OS-PUR	AUD	13/10/2005	6640		34407.52	
CM	EABS01	OS-SAL	AUD	20/10/2005	-31688		-162723	
CM	EABS01	OS-SAL	AUD	20/10/2005	-5281		-27218.8	
CM	EABS01	OS-SAL	AUD	21/10/2005	-42265		-214531	
CM	EABS01	OS-SAL	AUD	24/10/2005	-32395		-163444	
CM	EABS01	OS-SAL	AUD	25/10/2005	-10802		-55299.9	
CM	EABS01	OS-SAL	AUD	02/11/2005	-10529		-54603.4	
						-120526		-612134.15
CM	EABS03	OS-PUR	AUD	05/10/2005	23026		125065.3	
CM	EABS03	OS-PUR	AUD	18/10/2005	8166		43904.41	
						31192		168969.73
CM	EABS04	OS-PUR	AUD	24/10/2005	86000		436080.6	
CM	EABS04	OS-PUR	AUD	28/10/2005	25000		127269.7	
						111000		563350.3
CM	EASS04	OS-PUR	AUD	12/09/2005	17423		91658.26	
CM	EASS04	OS-PUR	AUD	12/09/2005	26135		137665.5	
CM	EASS04	OS-PUR	AUD	21/09/2005	11764		63773.71	
CM	EASS04	OS-PUR	AUD	21/09/2005	78425		425149	
CM	EASS04	OS-PUR	AUD	22/09/2005	38211		204082.1	
CM	EASS04	OS-PUR	AUD	26/09/2005	54373		291491.9	
CM	EASS04	OS-PUR	AUD	11/10/2005	4874		25067.69	

CM	EASS04	OS-PUR	AUD	14/10/2005	38338		197845.5	
CM	EASS04	OS-PUR	AUD	18/10/2005	38707		203201.7	
CM	EASS04	OS-PUR	AUD	19/10/2005	39218		203074.5	
CM	EASS04	OS-PUR	AUD	20/10/2005	31239		160819.4	
CM	EASS04	OS-PUR	AUD	24/10/2005	16496		83682.19	
CM	EASS04	OS-PUR	AUD	24/10/2005	8248		41903.08	
CM	EASS04	OS-PUR	AUD	24/10/2005	16497		83935.24	
CM	EASS04	OS-PUR	AUD	04/11/2005	15536		81030.65	
CM	EASS04	OS-PUR	AUD	04/11/2005	15537		81113.72	
CM	EASS04	OS-PUR	AUD	04/11/2005	7768		40632.09	
CM	EASS04	OS-PUR	AUD	07/11/2005	48430		249819	
CM	EASS04	OS-PUR	AUD	09/11/2005	36042		189727.6	
CM	EASS04	OS-PUR	AUD	09/11/2005	4005		21109.48	
						547266		2876782.22
CM	EASS06	OS-PUR	AUD	22/09/2005	2300		12181.34	
CM	EASS06	OS-PUR	AUD	26/10/2005	8300		42937.15	
						10600		55118.49
CM	EASS07	OS-SAL	AUD	19/09/2005	-13900		-75430.6	
CM	EASS07	OS-PUR	AUD	27/09/2005	190		1014.6	
CM	EASS07	OS-SAL	AUD	27/09/2005	-16440		-87564.6	
CM	EASS07	OS-PUR	AUD	18/10/2005	1816		9761.55	
CM	EASS07	OS-PUR	AUD	04/11/2005	2670		13883.97	
CM	EASS07	OS-PUR	AUD	07/11/2005	640		3304.44	
CM	EASS07	OS-PUR	AUD	07/11/2005	890		4595.25	
CM	EASS07	OS-PUR	AUD	07/11/2005	50		258.02	
CM	EASS07	OS-PUR	AUD	10/11/2005	1520		8056	
						-22564		-122121.36
CM	EASS10	OS-PUR	AUD	31/10/2005	18860		97220.95	
CM	EASS10	OS-PUR	AUD	31/10/2005	31430		162049.3	
CM	EASS10	OS-PUR	AUD	31/10/2005	9340		48208.33	
CM	EASS10	OS-PUR	AUD	03/11/2005	17860		93826.22	
CM	EASS10	OS-PUR	AUD	03/11/2005	16670		87634.8	
CM	EASS10	OS-PUR	AUD	07/11/2005	5980		30875.91	
CM	EASS10	OS-PUR	AUD	07/11/2005	8360		43164.33	
CM	EASS10	OS-PUR	AUD	07/11/2005	480		2476.93	
CM	EASS10	OS-PUR	AUD	09/11/2005	12810		67993.77	
						121790		633450.49
CM	EASS11	OS-PUR	AUD	14/09/2005	6887		37223.25	
CM	EASS11	OS-PUR	AUD	14/09/2005	6887		37335.05	
CM	EASS11	OS-PUR	AUD	20/09/2005	4162		22657.57	
CM	EASS11	OS-PUR	AUD	21/09/2005	95116		515632.5	
CM	EASS11	OS-PUR	AUD	22/09/2005	17486		93391.44	
CM	EASS11	OS-SAL	AUD	22/09/2005	-15885		-83859.4	
CM	EASS11	OS-PUR	AUD	26/09/2005	60574		324735.2	
CM	EASS11	OS-PUR	AUD	27/09/2005	6401		34251.41	
CM	EASS11	OS-PUR	AUD	14/10/2005	22181		114466.3	
CM	EASS11	OS-PUR	AUD	17/10/2005	4165		21714.92	
CM	EASS11	OS-PUR	AUD	28/10/2005	9849		49938.1	
CM	EASS11	OS-SAL	AUD	02/11/2005	-9164		-47463.7	
CM	EASS11	OS-SAL	AUD	02/11/2005	-4098		-21306.8	
CM	EASS11	OS-SAL	AUD	03/11/2005	-15736		-82427.4	
CM	EASS11	OS-SAL	AUD	07/11/2005	-30163		-155021	
CM	EASS11	OS-PUR	AUD	09/11/2005	16023		84453.75	
CM	EASS11	OS-PUR	AUD	11/11/2005	7723		41093.2	
CM	EASS11	OS-PUR	AUD	11/11/2005	7723		41237.92	
CM	EASS11	OS-PUR	AUD	14/11/2005	19784		105591.5	
						209915		1133643.93
CM	EASS13	OS-PUR	AUD	12/09/2005	125400		662551.5	
CM	EASS13	OS-PUR	AUD	12/09/2005	20000		105469.6	
CM	EASS13	OS-PUR	AUD	12/09/2005	175600		924896.2	
CM	EASS13	OS-PUR	AUD	13/09/2005	120300		644048.2	
CM	EASS13	OS-PUR	AUD	21/09/2005	89700		485621.2	
CM	EASS13	OS-PUR	AUD	21/09/2005	400000		2169545	
CM	EASS13	OS-PUR	AUD	21/09/2005	50000		271193.2	
CM	EASS13	OS-PUR	AUD	22/09/2005	176500		934308	
CM	EASS13	OS-PUR	AUD	22/09/2005	125300		664535.5	
CM	EASS13	OS-PUR	AUD	22/09/2005	121700		644222.6	
CM	EASS13	OS-PUR	AUD	22/09/2005	383800		2050896	
CM	EASS13	OS-PUR	AUD	28/09/2005	25200		133397	
CM	EASS13	OS-PUR	AUD	06/10/2005	20000		106171.4	

CM	EASS13	OS-PUR	AUD	06/10/2005	40000		208649.3	
CM	EASS13	OS-PUR	AUD	06/10/2005	89300		465549.9	
CM	EASS13	OS-PUR	AUD	07/10/2005	96300		499146.8	
CM	EASS13	OS-PUR	AUD	10/10/2005	50000		259162.4	
CM	EASS13	OS-PUR	AUD	10/10/2005	46462		237563.4	
CM	EASS13	OS-PUR	AUD	11/10/2005	44400		227452	
CM	EASS13	OS-PUR	AUD	12/10/2005	50100		261187.6	
CM	EASS13	OS-PUR	AUD	13/10/2005	70800		365554.3	
CM	EASS13	OS-PUR	AUD	17/10/2005	66300		344314.1	
CM	EASS13	OS-PUR	AUD	19/10/2005	89000		460711.3	
CM	EASS13	OS-PUR	AUD	19/10/2005	107300		554011	
CM	EASS13	OS-PUR	AUD	19/10/2005	64400		334446.8	
CM	EASS13	OS-PUR	AUD	19/10/2005	42800		220984.8	
CM	EASS13	OS-PUR	AUD	19/10/2005	91600		472948.8	
CM	EASS13	OS-PUR	AUD	20/10/2005	175300		908992.5	
CM	EASS13	OS-PUR	AUD	20/10/2005	38924		199021.1	
CM	EASS13	OS-PUR	AUD	20/10/2005	100200		519361.5	
CM	EASS13	OS-PUR	AUD	21/10/2005	42900		218920.6	
CM	EASS13	OS-PUR	AUD	21/10/2005	86100		436782.4	
CM	EASS13	OS-PUR	AUD	21/10/2005	53700		270264.8	
CM	EASS13	OS-PUR	AUD	21/10/2005	42900		215909.9	
CM	EASS13	OS-PUR	AUD	24/10/2005	100200		507939.5	
CM	EASS13	OS-PUR	AUD	24/10/2005	125300		635642.7	
CM	EASS13	OS-PUR	AUD	27/10/2005	107300		552010.1	
CM	EASS13	OS-PUR	AUD	28/10/2005	50000		254149.6	
CM	EASS13	OS-PUR	AUD	31/10/2005	54700		282426.9	
CM	EASS13	OS-PUR	AUD	02/11/2005	35000		181764.6	
CM	EASS13	OS-PUR	AUD	07/11/2005	57400		295792	
CM	EASS13	OS-PUR	AUD	07/11/2005	138900		716235	
CM	EASS13	OS-PUR	AUD	07/11/2005	193700		998926.6	
CM	EASS13	OS-PUR	AUD	08/11/2005	10000		51932.74	
CM	EASS13	OS-PUR	AUD	09/11/2005	67020		352756.6	
CM	EASS13	OS-PUR	AUD	09/11/2005	30000		158505.1	
CM	EASS13	OS-PUR	AUD	11/11/2005	75000		400022.4	
CM	EASS13	OS-PUR	AUD	14/11/2005	100000		534095.1	
						4466806		23399989.78
CM	EASS14	OS-PUR	AUD	16/09/2005	40000		220050.2	
CM	EASS14	OS-PUR	AUD	23/09/2005	14000		75263.97	
CM	EASS14	OS-PUR	AUD	29/09/2005	26000		138804.2	
CM	EASS14	OS-PUR	AUD	06/10/2005	10000		52803.02	
CM	EASS14	OS-PUR	AUD	21/10/2005	27000		138252.8	
CM	EASS14	OS-PUR	AUD	28/10/2005	21373		108590.8	
						138373		733764.95
CM	EASS22	OS-SAL	AUD	07/10/2005	-4601		-23882.3	
					-	4,601	-	23,882
TOTAL						**5,489,251**		**28,806,932**
CP	AMPEQ	OS-SAL	AUD	21/09/2005	-765000		-4129037	
CP	AMPEQ	OS-SAL	AUD	26/09/2005	-40138		-214700	
CP	AMPEQ	OS-SAL	AUD	26/09/2005	-533754		-2849836	
CP	AMPEQ	OS-SAL	AUD	28/09/2005	-176483		-934142	
CP	AMPEQ	OS-SAL	AUD	28/09/2005	-80006		-423975	
CP	AMPEQ	OS-SAL	AUD	29/09/2005	-241107		-1284501	
CP	AMPEQ	OS-SAL	AUD	02/11/2005	-158000		-822943	
CP	AMPEQ	OS-SAL	AUD	09/11/2005	-193018		-1013308	
CP	AMPEQ	OS-SAL	AUD	09/11/2005	-191486		-1005877	
CP	AMPEQ	OS-SAL	AUD	09/11/2005	-29724		-155948	
CP	AMPEQ	OS-SAL	AUD	10/11/2005	-85471		-450608	
CP	AMPEQ	OS-SAL	AUD	10/11/2005	-229783		-1208885	
CP	AMPEQ	OS-SAL	AUD	11/11/2005	-114891		-611178	
CP	AMPEQ	OS-SAL	AUD	11/11/2005	-45574		-242219	
CP	AMPEQ	OS-SAL	AUD	14/11/2005	-164679		-875145	
CP	AMPEQ	OS-SAL	AUD	14/11/2005	-65105		-345965	
						-3114219		-16568266.14
CP	ASBAE	OS-SAL	AUD	12/09/2005	-2000		-10481.7	
CP	ASBAE	OS-SAL	AUD	19/09/2005	-2800		-15203.7	
CP	ASBAE	OS-SAL	AUD	21/09/2005	-16500		-89063.2	

CP	ASBAE	OS-SAL	AUD	23/09/2005	-700		-3745.97	
CP	ASBAE	OS-SAL	AUD	26/09/2005	-1050		-5616.86	
CP	ASBAE	OS-SAL	AUD	26/09/2005	-13962		-74550.1	
CP	ASBAE	OS-SAL	AUD	28/09/2005	-4590		-24296.9	
CP	ASBAE	OS-SAL	AUD	28/09/2005	-2081		-11028.5	
CP	ASBAE	OS-SAL	AUD	29/09/2005	-6271		-33410.9	
CP	ASBAE	OS-SAL	AUD	28/10/2005	-3300		-16669.1	
CP	ASBAE	OS-SAL	AUD	02/11/2005	-1600		-8333.6	
CP	ASBAE	OS-SAL	AUD	09/11/2005	-4938		-25941	
CP	ASBAE	OS-SAL	AUD	09/11/2005	-4977		-26130	
CP	ASBAE	OS-SAL	AUD	09/11/2005	-766		-4019.09	
CP	ASBAE	OS-SAL	AUD	10/11/2005	-2204		-11620.3	
CP	ASBAE	OS-SAL	AUD	10/11/2005	-5925		-31173.3	
CP	ASBAE	OS-SAL	AUD	11/11/2005	-1175		-6245.34	
CP	ASBAE	OS-SAL	AUD	11/11/2005	-2963		-15763.1	
CP	ASBAE	OS-SAL	AUD	14/11/2005	-1679		-8922.68	
CP	ASBAE	OS-SAL	AUD	14/11/2005	-4246		-22565.7	
						-83727		-444780.97
CP	CEQU	OS-SAL	AUD	19/09/2005	-56000		-304055	
CP	CEQU	OS-SAL	AUD	21/09/2005	-186000		-1003923	
CP	CEQU	OS-SAL	AUD	23/09/2005	-8500		-45484	
CP	CEQU	OS-SAL	AUD	26/09/2005	-11919		-63755.4	
CP	CEQU	OS-SAL	AUD	26/09/2005	-158496		-846247	
CP	CEQU	OS-SAL	AUD	28/09/2005	-65970		-349186	
CP	CEQU	OS-SAL	AUD	28/09/2005	-29906		-158480	
CP	CEQU	OS-SAL	AUD	29/09/2005	-90126		-480147	
CP	CEQU	OS-SAL	AUD	02/11/2005	-3600		-18750.6	
CP	CEQU	OS-SAL	AUD	09/11/2005	-57340		-301207	
CP	CEQU	OS-SAL	AUD	09/11/2005	-57798		-303429	
CP	CEQU	OS-SAL	AUD	09/11/2005	-8901		-46699.3	
CP	CEQU	OS-SAL	AUD	10/11/2005	-25594		-134933	
CP	CEQU	OS-SAL	AUD	10/11/2005	-68808		-361998	
CP	CEQU	OS-SAL	AUD	11/11/2005	-13647		-72531.7	
CP	CEQU	OS-SAL	AUD	11/11/2005	-34404		-183017	
CP	CEQU	OS-SAL	AUD	14/11/2005	-19496		-103601	
CP	CEQU	OS-SAL	AUD	14/11/2005	-49312		-262056	
						-945817		-5039499.5
CP	CFSHK	OS-PUR	AUD	17/10/2005	1205		6266	
CP	CFSHK	OS-PUR	AUD	18/10/2005	1107		5948.77	
CP	CFSHK	OS-PUR	AUD	11/11/2005	4845		25859.53	
						7157		38074.3
CP	CIMP	OS-SAL	AUD	20/09/2005	-219600		-1192067	
CP	CIMP	OS-SAL	AUD	22/09/2005	-213400		-1129654	
CP	CIMP	OS-SAL	AUD	22/09/2005	-600000		-3163772	
CP	CIMP	OS-SAL	AUD	26/09/2005	-31358		-167736	
CP	CIMP	OS-SAL	AUD	26/09/2005	-416999		-2226454	
CP	CIMP	OS-SAL	AUD	02/11/2005	-110000		-572935	
CP	CIMP	OS-SAL	AUD	09/11/2005	-447835		-2352479	
CP	CIMP	OS-SAL	AUD	09/11/2005	-451417		-2369855	
CP	CIMP	OS-SAL	AUD	09/11/2005	-69516		-364717	
CP	CIMP	OS-SAL	AUD	10/11/2005	-537402		-2827263	
CP	CIMP	OS-SAL	AUD	10/11/2005	-199893		-1053847	
CP	CIMP	OS-SAL	AUD	11/11/2005	-268700		-1429386	
CP	CIMP	OS-SAL	AUD	11/11/2005	-106585		-566483	
CP	CIMP	OS-SAL	AUD	14/11/2005	-152264		-809123	
CP	CIMP	OS-SAL	AUD	14/11/2005	-385137		-2046713	
						-4210106		-22272484.25
CP	MACEQ	OS-SAL	AUD	21/09/2005	-43000		-232104	
CP	MACEQ	OS-SAL	AUD	26/09/2005	-2493		-13336	
CP	MACEQ	OS-SAL	AUD	26/09/2005	-33150		-177004	
CP	MACEQ	OS-SAL	AUD	28/09/2005	-13750		-72784.7	
CP	MACEQ	OS-SAL	AUD	28/09/2005	-6234		-33037.8	
CP	MACEQ	OS-SAL	AUD	29/09/2005	-18786		-100089	
CP	MACEQ	OS-SAL	AUD	02/11/2005	-100		-520.85	
CP	MACEQ	OS-SAL	AUD	09/11/2005	-12142		-63786	
CP	MACEQ	OS-SAL	AUD	09/11/2005	-12240		-64261.7	
CP	MACEQ	OS-SAL	AUD	09/11/2005	-1885		-9890.31	
CP	MACEQ	OS-SAL	AUD	10/11/2005	-14571		-76662.6	
CP	MACEQ	OS-SAL	AUD	10/11/2005	-5420		-28576.3	
CP	MACEQ	OS-SAL	AUD	11/11/2005	-7285		-38756	

CP	MACEQ	OS-SAL	AUD	11/11/2005	-2890		-15360.9	
CP	MACEQ	OS-SAL	AUD	14/11/2005	-4128		-21937.4	
CP	MACEQ	OS-SAL	AUD	14/11/2005	-10443		-55500.2	
						-188517		-1003608.24
CP	QCSF	OS-SAL	AUD	22/09/2005	-22000		-116005	
CP	QCSF	OS-SAL	AUD	26/09/2005	-1647		-8809.9	
CP	QCSF	OS-SAL	AUD	26/09/2005	-21906		-116961	
CP	QCSF	OS-SAL	AUD	09/11/2005	-13617		-71530.2	
CP	QCSF	OS-SAL	AUD	09/11/2005	-13725		-72053.7	
CP	QCSF	OS-SAL	AUD	09/11/2005	-2114		-11091.2	
CP	QCSF	OS-SAL	AUD	10/11/2005	-6078		-32043.6	
CP	QCSF	OS-SAL	AUD	10/11/2005	-16340		-85964.5	
CP	QCSF	OS-SAL	AUD	11/11/2005	-3241		-17225.4	
CP	QCSF	OS-SAL	AUD	11/11/2005	-8170		-43461.4	
CP	QCSF	OS-SAL	AUD	14/11/2005	-4630		-24603.6	
CP	QCSF	OS-SAL	AUD	14/11/2005	-11710		-62229.8	
						-125178		-661979.38
CP	UTIND	OS-PUR	AUD	13/09/2005	13000		69810	
CP	UTIND	OS-PUR	AUD	03/11/2005	15903		83172.69	
						28903		152982.69
CP	WDEQ	OS-SAL	AUD	07/10/2005	-2300		-11868	
						-2300		-11868
CP	WEQL	OS-PUR	AUD	18/10/2005	14684		78945.4	
CP	WEQL	OS-PUR	AUD	11/11/2005	78748		420338.2	
						93432		499283.59
CP	WEQU	OS-SAL	AUD	16/09/2005	-690000		-3796149	
CP	WEQU	OS-SAL	AUD	19/09/2005	-100000		-542955	
CP	WEQU	OS-SAL	AUD	21/09/2005	-1925000		-1E+07	
CP	WEQU	OS-SAL	AUD	23/09/2005	-100999		-540451	
CP	WEQU	OS-SAL	AUD	26/09/2005	-131642		-704161	
CP	WEQU	OS-SAL	AUD	26/09/2005	-1750554		-9346614	
CP	WEQU	OS-SAL	AUD	28/09/2005	-753728		-3989559	
CP	WEQU	OS-SAL	AUD	28/09/2005	-341689		-1810708	
CP	WEQU	OS-SAL	AUD	29/09/2005	-1029724		-5485868	
CP	WEQU	OS-SAL	AUD	02/11/2005	-50000		-260425	
CP	WEQU	OS-SAL	AUD	09/11/2005	-631133		-3315345	
CP	WEQU	OS-SAL	AUD	09/11/2005	-636183		-3339842	
CP	WEQU	OS-SAL	AUD	09/11/2005	-97969		-513996	
CP	WEQU	OS-SAL	AUD	10/11/2005	-281710		-1485191	
CP	WEQU	OS-SAL	AUD	10/11/2005	-757360		-3984459	
CP	WEQU	OS-SAL	AUD	11/11/2005	-150210		-798343	
CP	WEQU	OS-SAL	AUD	11/11/2005	-378680		-2014439	
CP	WEQU	OS-SAL	AUD	14/11/2005	-542775		-2884441	
CP	WEQU	OS-SAL	AUD	14/11/2005	-214585		-1140294	
						-10563941		-56343297.68
CP	WGRS	OS-SAL	AUD	23/09/2005	-331800		-1775479	
CP	WGRS	OS-SAL	AUD	30/09/2005	-2000000		-1.1E+07	
CP	WGRS	OS-SAL	AUD	03/10/2005	-499000		-2713378	
CP	WGRS	OS-SAL	AUD	05/10/2005	-300000		-1622432	
CP	WGRS	OS-SAL	AUD	06/10/2005	-250000		-1318513	
CP	WGRS	OS-SAL	AUD	01/11/2005	-65000		-340376	
CP	WGRS	OS-SAL	AUD	02/11/2005	-50000		-261827	
CP	WGRS	OS-SAL	AUD	03/11/2005	-105000		-549953	
						-3600800		-19463999.91
CP	WIMP	OS-SAL	AUD	20/09/2005	-330600		-1794614	
CP	WIMP	OS-SAL	AUD	22/09/2005	-320300		-1695540	
CP	WIMP	OS-SAL	AUD	22/09/2005	-928000		-4893301	
CP	WIMP	OS-SAL	AUD	26/09/2005	-49715		-265928	
CP	WIMP	OS-SAL	AUD	26/09/2005	-661095		-3529740	
CP	WIMP	OS-SAL	AUD	02/11/2005	-132000		-687522	
CP	WIMP	OS-SAL	AUD	09/11/2005	-671752		-3528716	
CP	WIMP	OS-SAL	AUD	09/11/2005	-677126		-3554785	
CP	WIMP	OS-SAL	AUD	09/11/2005	-104275		-547081	
CP	WIMP	OS-SAL	AUD	10/11/2005	-299840		-1580773	
CP	WIMP	OS-SAL	AUD	10/11/2005	-806103		-4240895	
CP	WIMP	OS-SAL	AUD	11/11/2005	-159876		-849716	
CP	WIMP	OS-SAL	AUD	11/11/2005	-403052		-2144089	
CP	WIMP	OS-SAL	AUD	14/11/2005	-228395		-1213679	
CP	WIMP	OS-SAL	AUD	14/11/2005	-577707		-3070078	
						-6349836		-33596457.29

CP	WISC	OS-SAL	AUD	27/09/2005	-68692		-366687	
CP	WISC	OS-SAL	AUD	05/10/2005	-110855		-599318	
						-179547		-966005.22
CP	WISH	OS-SAL	AUD	21/09/2005	-3950000		-2.1E+07	
CP	WISH	OS-SAL	AUD	21/09/2005	-14500		-78388.6	
CP	WISH	OS-SAL	AUD	26/09/2005	-82775		-442768	
CP	WISH	OS-SAL	AUD	26/09/2005	-1100736		-5877085	
CP	WISH	OS-SAL	AUD	28/09/2005	-485479		-2569690	
CP	WISH	OS-SAL	AUD	28/09/2005	-220084		-1166288	
CP	WISH	OS-SAL	AUD	29/09/2005	-663249		-3533468	
CP	WISH	OS-PUR	AUD	02/11/2005	455300		2371430	
CP	WISH	OS-SAL	AUD	09/11/2005	-469757		-2467636	
CP	WISH	OS-SAL	AUD	09/11/2005	-473516		-2485870	
CP	WISH	OS-SAL	AUD	09/11/2005	-72919		-382571	
CP	WISH	OS-SAL	AUD	10/11/2005	-563708		-2965659	
CP	WISH	OS-SAL	AUD	10/11/2005	-209679		-1105439	
CP	WISH	OS-SAL	AUD	11/11/2005	-281855		-1499365	
CP	WISH	OS-SAL	AUD	11/11/2005	-111802		-594210	
CP	WISH	OS-SAL	AUD	14/11/2005	-159718		-848733	
CP	WISH	OS-SAL	AUD	14/11/2005	-403991		-2146908	
						-8808468		-47112511.94
CP	WSEQ	OS-SAL	AUD	19/09/2005	-75000		-407216	
CP	WSEQ	OS-SAL	AUD	23/09/2005	-104000		-556509	
CP	WSEQ	OS-SAL	AUD	26/09/2005	-23263		-124435	
CP	WSEQ	OS-SAL	AUD	26/09/2005	-309348		-1651681	
						- 511,611		- 2,739,842
TOTAL						**- 38,554,575**		**- 205,534,260**
MD	452ARC	OS-PUR	AUD	12/09/2005	18700		98426.57	
MD	452ARC	OS-PUR	AUD	12/09/2005	37300		198196.6	
MD	452ARC	OS-PUR	AUD	13/09/2005	37300		199318.4	
MD	452ARC	OS-PUR	AUD	13/09/2005	26489		140220.3	
MD	452ARC	OS-PUR	AUD	21/09/2005	20000		108477.3	
MD	452ARC	OS-PUR	AUD	22/09/2005	21500		113810.9	
MD	452ARC	OS-PUR	AUD	06/10/2005	25000		132714.2	
MD	452ARC	OS-PUR	AUD	06/10/2005	25000		130405.8	
MD	452ARC	OS-PUR	AUD	06/10/2005	10900		56825.24	
MD	452ARC	OS-PUR	AUD	07/10/2005	50000		259162.4	
MD	452ARC	OS-PUR	AUD	19/10/2005	10800		55906.53	
MD	452ARC	OS-PUR	AUD	19/10/2005	7800		40507.53	
MD	452ARC	OS-PUR	AUD	19/10/2005	13000		67121.56	
MD	452ARC	OS-PUR	AUD	19/10/2005	5200		26848.62	
MD	452ARC	OS-PUR	AUD	20/10/2005	49100		254497.5	
MD	452ARC	OS-PUR	AUD	21/10/2005	5200		26535.82	
MD	452ARC	OS-PUR	AUD	21/10/2005	10400		52758.85	
MD	452ARC	OS-PUR	AUD	21/10/2005	6500		32713.62	
MD	452ARC	OS-PUR	AUD	21/10/2005	5200		26170.89	
MD	452ARC	OS-PUR	AUD	24/10/2005	33800		171466.3	
MD	452ARC	OS-PUR	AUD	31/10/2005	6600		34077.1	
MD	452ARC	OS-PUR	AUD	07/11/2005	23300		120160	
MD	452ARC	OS-PUR	AUD	07/11/2005	171800		885814.3	
MD	452ARC	OS-PUR	AUD	08/11/2005	30000		155798.2	
						650889		3387934.5
MD	452ARF	OS-PUR	AUD	12/09/2005	63000		332860.8	
MD	452ARF	OS-PUR	AUD	12/09/2005	88200		464554.9	
MD	452ARF	OS-PUR	AUD	13/09/2005	60300		322827.1	
MD	452ARF	OS-PUR	AUD	21/09/2005	180000		976295.4	
MD	452ARF	OS-PUR	AUD	22/09/2005	88300		467418.7	
MD	452ARF	OS-PUR	AUD	22/09/2005	62700		332532.9	
MD	452ARF	OS-PUR	AUD	22/09/2005	60900		322376	
MD	452ARF	OS-PUR	AUD	22/09/2005	192100		1026517	
MD	452ARF	OS-PUR	AUD	28/09/2005	12700		67227.83	
MD	452ARF	OS-PUR	AUD	06/10/2005	50000		265428.4	
MD	452ARF	OS-PUR	AUD	06/10/2005	100000		521623.3	
MD	452ARF	OS-PUR	AUD	06/10/2005	44700		233035.6	
MD	452ARF	OS-PUR	AUD	07/10/2005	48100		249314.2	
MD	452ARF	OS-PUR	AUD	11/10/2005	22300		114238.3	

MD	452ARF	OS-PUR	AUD	12/10/2005	25100		130854.5	
MD	452ARF	OS-PUR	AUD	13/10/2005	37600		194136.2	
MD	452ARF	OS-PUR	AUD	17/10/2005	33300		172936	
MD	452ARF	OS-PUR	AUD	19/10/2005	44600		230873.3	
MD	452ARF	OS-PUR	AUD	19/10/2005	53600		276747.4	
MD	452ARF	OS-PUR	AUD	19/10/2005	32200		167223.4	
MD	452ARF	OS-PUR	AUD	19/10/2005	21500		111008.7	
MD	452ARF	OS-PUR	AUD	19/10/2005	45900		236990.7	
MD	452ARF	OS-PUR	AUD	20/10/2005	87700		454755.5	
MD	452ARF	OS-PUR	AUD	20/10/2005	19724		100850.2	
MD	452ARF	OS-PUR	AUD	20/10/2005	49900		258644.1	
MD	452ARF	OS-PUR	AUD	21/10/2005	21400		109205.1	
MD	452ARF	OS-PUR	AUD	21/10/2005	42900		217630.3	
MD	452ARF	OS-PUR	AUD	21/10/2005	27000		135887.3	
MD	452ARF	OS-PUR	AUD	21/10/2005	21500		108206.6	
MD	452ARF	OS-PUR	AUD	24/10/2005	50100		253969.8	
MD	452ARF	OS-PUR	AUD	24/10/2005	62600		317567.7	
MD	452ARF	OS-PUR	AUD	31/10/2005	27300		140955.3	
MD	452ARF	OS-PUR	AUD	02/11/2005	30000		155798.2	
MD	452ARF	OS-PUR	AUD	04/11/2005	48900		254931.6	
MD	452ARF	OS-PUR	AUD	04/11/2005	27300		142871.2	
MD	452ARF	OS-PUR	AUD	07/11/2005	28500		146865.4	
MD	452ARF	OS-PUR	AUD	07/11/2005	69200		356828.4	
MD	452ARF	OS-PUR	AUD	07/11/2005	96400		497142.6	
						2077524		10869129.49
MD	452AST	OS-PUR	AUD	12/09/2005	7600		40154.63	
MD	452AST	OS-PUR	AUD	12/09/2005	10600		55830.86	
MD	452AST	OS-PUR	AUD	13/09/2005	7200		38546.52	
MD	452AST	OS-PUR	AUD	21/09/2005	20000		108477.3	
MD	452AST	OS-PUR	AUD	22/09/2005	10600		56111.42	
MD	452AST	OS-PUR	AUD	22/09/2005	7500		39776.67	
MD	452AST	OS-PUR	AUD	22/09/2005	7300		38642.77	
MD	452AST	OS-PUR	AUD	22/09/2005	23000		122904.1	
MD	452AST	OS-PUR	AUD	28/09/2005	1500		7940.29	
MD	452AST	OS-PUR	AUD	06/10/2005	5400		28151.95	
MD	452AST	OS-PUR	AUD	07/10/2005	5800		30062.84	
MD	452AST	OS-PUR	AUD	11/10/2005	2700		13831.54	
MD	452AST	OS-PUR	AUD	12/10/2005	3000		15639.97	
MD	452AST	OS-PUR	AUD	13/10/2005	4500		23234.39	
MD	452AST	OS-PUR	AUD	17/10/2005	4000		20773.09	
MD	452AST	OS-PUR	AUD	19/10/2005	5300		27435.61	
MD	452AST	OS-PUR	AUD	19/10/2005	6400		33044.46	
MD	452AST	OS-PUR	AUD	19/10/2005	3900		20253.77	
MD	452AST	OS-PUR	AUD	19/10/2005	2600		13424.32	
MD	452AST	OS-PUR	AUD	19/10/2005	5500		28397.58	
MD	452AST	OS-PUR	AUD	20/10/2005	10500		54446.21	
MD	452AST	OS-PUR	AUD	20/10/2005	2300		11760.06	
MD	452AST	OS-PUR	AUD	20/10/2005	6000		31099.49	
MD	452AST	OS-PUR	AUD	21/10/2005	2600		13267.91	
MD	452AST	OS-PUR	AUD	21/10/2005	5100		25872.12	
MD	452AST	OS-PUR	AUD	21/10/2005	3200		16105.16	
MD	452AST	OS-PUR	AUD	21/10/2005	2600		13085.44	
MD	452AST	OS-PUR	AUD	24/10/2005	6000		30415.53	
MD	452AST	OS-PUR	AUD	24/10/2005	7500		38047.25	
MD	452AST	OS-PUR	AUD	31/10/2005	3300		17038.55	
MD	452AST	OS-PUR	AUD	03/11/2005	9900		52008.93	
MD	452AST	OS-PUR	AUD	03/11/2005	4900		25594.41	
MD	452AST	OS-PUR	AUD	03/11/2005	19800		103720.1	
MD	452AST	OS-PUR	AUD	04/11/2005	9500		49526.59	
MD	452AST	OS-PUR	AUD	04/11/2005	5700		29830.25	
MD	452AST	OS-PUR	AUD	07/11/2005	11600		59822.14	
MD	452AST	OS-PUR	AUD	11/11/2005	5000		26668.16	
						259900		1360942.38
MD	452CAR	OS-PUR	AUD	12/09/2005	16300		86121.12	
MD	452CAR	OS-PUR	AUD	12/09/2005	22800		120089	
MD	452CAR	OS-PUR	AUD	13/09/2005	15600		83517.47	
MD	452CAR	OS-PUR	AUD	19/09/2005	50000		273198.3	
MD	452CAR	OS-PUR	AUD	21/09/2005	75000		406789.7	
MD	452CAR	OS-PUR	AUD	22/09/2005	22800		120692.5	
MD	452CAR	OS-PUR	AUD	22/09/2005	16200		85917.61	

MD	452CAR	OS-PUR	AUD	22/09/2005	15800		83637.77	
MD	452CAR	OS-PUR	AUD	22/09/2005	49700		265579.8	
MD	452CAR	OS-PUR	AUD	28/09/2005	3300		17468.65	
MD	452CAR	OS-PUR	AUD	06/10/2005	11600		60474.57	
MD	452CAR	OS-PUR	AUD	07/10/2005	12400		64272.28	
MD	452CAR	OS-PUR	AUD	11/10/2005	5800		29713.95	
MD	452CAR	OS-PUR	AUD	12/10/2005	6500		33886.61	
MD	452CAR	OS-PUR	AUD	13/10/2005	9700		50083.01	
MD	452CAR	OS-PUR	AUD	17/10/2005	8600		44662.15	
MD	452CAR	OS-PUR	AUD	19/10/2005	11500		59530.1	
MD	452CAR	OS-PUR	AUD	19/10/2005	13900		71768.43	
MD	452CAR	OS-PUR	AUD	19/10/2005	8300		43104.18	
MD	452CAR	OS-PUR	AUD	19/10/2005	5600		28913.9	
MD	452CAR	OS-PUR	AUD	20/10/2005	22700		117707.5	
MD	452CAR	OS-PUR	AUD	20/10/2005	5000		25565.34	
MD	452CAR	OS-PUR	AUD	20/10/2005	13000		67382.23	
MD	452CAR	OS-PUR	AUD	21/10/2005	5600		28577.04	
MD	452CAR	OS-PUR	AUD	21/10/2005	11100		56309.92	
MD	452CAR	OS-PUR	AUD	21/10/2005	6900		34726.76	
MD	452CAR	OS-PUR	AUD	21/10/2005	5600		28184.04	
MD	452CAR	OS-PUR	AUD	24/10/2005	13000		65900.34	
MD	452CAR	OS-PUR	AUD	24/10/2005	16200		82182.05	
MD	452CAR	OS-PUR	AUD	27/10/2005	13900		71509.24	
MD	452CAR	OS-PUR	AUD	31/10/2005	7100		36658.69	
MD	452CAR	OS-PUR	AUD	07/11/2005	7400		38133.47	
MD	452CAR	OS-PUR	AUD	07/11/2005	17900		92300.98	
MD	452CAR	OS-PUR	AUD	07/11/2005	24900		128411.3	
MD	452CAR	OS-PUR	AUD	11/11/2005	20000		106672.7	
						571700		3009642.74
MD	452CEN	OS-PUR	AUD	12/09/2005	25800		135797.1	
MD	452CEN	OS-PUR	AUD	12/09/2005	51600		274180.8	
MD	452CEN	OS-PUR	AUD	13/09/2005	20400		109215.2	
MD	452CEN	OS-PUR	AUD	13/09/2005	51600		275732.8	
MD	452CEN	OS-PUR	AUD	13/09/2005	36600		193743.2	
MD	452CEN	OS-PUR	AUD	21/09/2005	30000		162715.9	
MD	452CEN	OS-PUR	AUD	22/09/2005	65000		347337.8	
MD	452CEN	OS-PUR	AUD	06/10/2005	50000		260811.6	
MD	452CEN	OS-PUR	AUD	06/10/2005	50000		265428.4	
MD	452CEN	OS-PUR	AUD	07/10/2005	100000		522335.1	
MD	452CEN	OS-PUR	AUD	07/10/2005	16000		82931.97	
MD	452CEN	OS-PUR	AUD	19/10/2005	50000		258826.5	
MD	452CEN	OS-PUR	AUD	19/10/2005	17900		92421.22	
MD	452CEN	OS-PUR	AUD	19/10/2005	10700		55568.03	
MD	452CEN	OS-PUR	AUD	19/10/2005	7100		36658.69	
MD	452CEN	OS-PUR	AUD	19/10/2005	15300		78996.91	
MD	452CEN	OS-PUR	AUD	21/10/2005	7100		36231.61	
MD	452CEN	OS-PUR	AUD	21/10/2005	14300		72543.42	
MD	452CEN	OS-PUR	AUD	21/10/2005	8900		44792.49	
MD	452CEN	OS-PUR	AUD	21/10/2005	7100		35733.34	
MD	452CEN	OS-PUR	AUD	24/10/2005	46400		235385.6	
MD	452CEN	OS-PUR	AUD	27/10/2005	100000		514454.9	
MD	452CEN	OS-PUR	AUD	07/11/2005	9500		48955.13	
MD	452CEN	OS-PUR	AUD	07/11/2005	23000		118599	
MD	452CEN	OS-PUR	AUD	07/11/2005	32000		165026.6	
						846300		4424423.3
MD	452CSC	OS-PUR	AUD	12/09/2005	16500		86846.97	
MD	452CSC	OS-PUR	AUD	12/09/2005	33000		175348.2	
MD	452CSC	OS-PUR	AUD	12/09/2005	88298		467700.2	
MD	452CSC	OS-PUR	AUD	13/09/2005	33000		176340.7	
MD	452CSC	OS-PUR	AUD	19/09/2005	42900		234404.1	
MD	452CSC	OS-PUR	AUD	21/09/2005	60000		325431.8	
MD	452CSC	OS-PUR	AUD	22/09/2005	19100		101106.4	
MD	452CSC	OS-PUR	AUD	22/09/2005	45100		238738.2	
MD	452CSC	OS-PUR	AUD	06/10/2005	9700		50569.25	
MD	452CSC	OS-PUR	AUD	19/10/2005	9600		49694.7	
MD	452CSC	OS-PUR	AUD	19/10/2005	7000		36352.92	
MD	452CSC	OS-PUR	AUD	19/10/2005	11600		59893.08	
MD	452CSC	OS-PUR	AUD	19/10/2005	4600		23750.71	
MD	452CSC	OS-PUR	AUD	21/10/2005	4600		23474	
MD	452CSC	OS-PUR	AUD	21/10/2005	9300		47178.58	

MD	452CSC	OS-PUR	AUD	21/10/2005	5800		29190.61	
MD	452CSC	OS-PUR	AUD	21/10/2005	4600		23151.17	
MD	452CSC	OS-PUR	AUD	24/10/2005	30100		152696.3	
MD	452CSC	OS-PUR	AUD	26/10/2005	71300		369422.6	
MD	452CSC	OS-PUR	AUD	28/10/2005	42900		218060.4	
MD	452CSC	OS-PUR	AUD	31/10/2005	5900		30462.86	
MD	452CSC	OS-PUR	AUD	04/11/2005	42900		223651.6	
MD	452CSC	OS-PUR	AUD	07/11/2005	6200		31949.66	
MD	452CSC	OS-PUR	AUD	07/11/2005	20900		107783	
						624898		3283198.08
MD	452CSF	OS-PUR	AUD	12/09/2005	7500		39626.28	
MD	452CSF	OS-PUR	AUD	12/09/2005	10400		54777.44	
MD	452CSF	OS-PUR	AUD	13/09/2005	7100		38011.16	
MD	452CSF	OS-PUR	AUD	21/09/2005	30000		162715.9	
MD	452CSF	OS-PUR	AUD	22/09/2005	10300		54523.36	
MD	452CSF	OS-PUR	AUD	22/09/2005	7300		38715.95	
MD	452CSF	OS-PUR	AUD	22/09/2005	7100		37584.06	
MD	452CSF	OS-PUR	AUD	22/09/2005	22300		119163.6	
MD	452CSF	OS-PUR	AUD	28/09/2005	1500		7940.29	
MD	452CSF	OS-PUR	AUD	06/10/2005	5200		27109.29	
MD	452CSF	OS-PUR	AUD	07/10/2005	5600		29026.19	
MD	452CSF	OS-PUR	AUD	11/10/2005	2600		13319.26	
MD	452CSF	OS-PUR	AUD	12/10/2005	2900		15118.64	
MD	452CSF	OS-PUR	AUD	13/10/2005	4400		22718.07	
MD	452CSF	OS-PUR	AUD	17/10/2005	3900		20253.77	
MD	452CSF	OS-PUR	AUD	19/10/2005	5200		26917.96	
MD	452CSF	OS-PUR	AUD	19/10/2005	6300		32528.14	
MD	452CSF	OS-PUR	AUD	19/10/2005	3800		19734.44	
MD	452CSF	OS-PUR	AUD	19/10/2005	2500		12907.99	
MD	452CSF	OS-PUR	AUD	20/10/2005	10200		52890.61	
MD	452CSF	OS-PUR	AUD	20/10/2005	2300		11760.06	
MD	452CSF	OS-PUR	AUD	20/10/2005	5900		30581.17	
MD	452CSF	OS-PUR	AUD	21/10/2005	2500		12757.6	
MD	452CSF	OS-PUR	AUD	21/10/2005	5000		25364.83	
MD	452CSF	OS-PUR	AUD	21/10/2005	3100		15601.88	
MD	452CSF	OS-PUR	AUD	21/10/2005	2500		12582.16	
MD	452CSF	OS-PUR	AUD	24/10/2005	5800		29401.69	
MD	452CSF	OS-PUR	AUD	24/10/2005	7300		37032.66	
MD	452CSF	OS-PUR	AUD	31/10/2005	3200		16522.23	
MD	452CSF	OS-PUR	AUD	07/11/2005	3300		17005.47	
MD	452CSF	OS-PUR	AUD	07/11/2005	8100		41767.48	
MD	452CSF	OS-PUR	AUD	07/11/2005	11300		58275.02	
						216400		1134234.62
MD	452CSS	OS-PUR	AUD	12/09/2005	13600		71855.66	
MD	452CSS	OS-PUR	AUD	12/09/2005	19100		100600.9	
MD	452CSS	OS-PUR	AUD	12/09/2005	39600		209754.8	
MD	452CSS	OS-PUR	AUD	13/09/2005	13100		70133.26	
MD	452CSS	OS-PUR	AUD	21/09/2005	30000		162715.9	
MD	452CSS	OS-PUR	AUD	22/09/2005	19200		101635.8	
MD	452CSS	OS-PUR	AUD	22/09/2005	13600		72128.36	
MD	452CSS	OS-PUR	AUD	28/09/2005	2800		14821.88	
MD	452CSS	OS-PUR	AUD	06/10/2005	9700		50569.25	
MD	452CSS	OS-PUR	AUD	07/10/2005	10400		53905.78	
MD	452CSS	OS-PUR	AUD	11/10/2005	4800		24590.85	
MD	452CSS	OS-PUR	AUD	12/10/2005	5400		28151.95	
MD	452CSS	OS-PUR	AUD	13/10/2005	8200		42338.22	
MD	452CSS	OS-PUR	AUD	17/10/2005	7200		37391.57	
MD	452CSS	OS-PUR	AUD	19/10/2005	9700		50212.35	
MD	452CSS	OS-PUR	AUD	19/10/2005	11600		59893.08	
MD	452CSS	OS-PUR	AUD	19/10/2005	7000		36352.92	
MD	452CSS	OS-PUR	AUD	19/10/2005	4700		24267.02	
MD	452CSS	OS-PUR	AUD	20/10/2005	19000		98521.71	
MD	452CSS	OS-PUR	AUD	20/10/2005	4200		21474.89	
MD	452CSS	OS-PUR	AUD	20/10/2005	10900		56497.4	
MD	452CSS	OS-PUR	AUD	21/10/2005	4700		23984.3	
MD	452CSS	OS-PUR	AUD	21/10/2005	9300		47178.58	
MD	452CSS	OS-PUR	AUD	21/10/2005	5800		29190.61	
MD	452CSS	OS-PUR	AUD	21/10/2005	4700		23654.46	
MD	452CSS	OS-PUR	AUD	24/10/2005	10900		55254.89	
MD	452CSS	OS-PUR	AUD	24/10/2005	13600		68992.34	

MD	452CSS	OS-PUR	AUD	27/10/2005	42900		220701.2	
MD	452CSS	OS-PUR	AUD	31/10/2005	5900		30462.86	
MD	452CSS	OS-PUR	AUD	04/11/2005	17100		89147.86	
MD	452CSS	OS-PUR	AUD	04/11/2005	10300		53903.78	
MD	452CSS	OS-PUR	AUD	07/11/2005	20900		107783	
						409900		2138067.35
MD	452EMT	OS-PUR	AUD	12/09/2005	34500		182280.9	
MD	452EMT	OS-PUR	AUD	12/09/2005	48400		254925.8	
MD	452EMT	OS-PUR	AUD	13/09/2005	33100		177206.9	
MD	452EMT	OS-PUR	AUD	16/09/2005	50000		274702.1	
MD	452EMT	OS-PUR	AUD	19/09/2005	100000		546396.6	
MD	452EMT	OS-PUR	AUD	20/09/2005	26000		141802.4	
MD	452EMT	OS-PUR	AUD	21/09/2005	90000		488147.7	
MD	452EMT	OS-PUR	AUD	22/09/2005	48500		256736.2	
MD	452EMT	OS-PUR	AUD	22/09/2005	34400		182442.3	
MD	452EMT	OS-PUR	AUD	22/09/2005	33400		176803.9	
MD	452EMT	OS-PUR	AUD	22/09/2005	105500		563755.9	
MD	452EMT	OS-PUR	AUD	28/09/2005	7000		37054.71	
MD	452EMT	OS-PUR	AUD	06/10/2005	24500		127726.5	
MD	452EMT	OS-PUR	AUD	07/10/2005	26400		136837.8	
MD	452EMT	OS-PUR	AUD	11/10/2005	12200		62501.76	
MD	452EMT	OS-PUR	AUD	12/10/2005	13700		71422.55	
MD	452EMT	OS-PUR	AUD	13/10/2005	20600		106361.9	
MD	452EMT	OS-PUR	AUD	17/10/2005	18200		94517.58	
MD	452EMT	OS-PUR	AUD	19/10/2005	24400		126307.4	
MD	452EMT	OS-PUR	AUD	19/10/2005	29400		151798	
MD	452EMT	OS-PUR	AUD	19/10/2005	17600		91401.62	
MD	452EMT	OS-PUR	AUD	19/10/2005	11800		60925.73	
MD	452EMT	OS-PUR	AUD	20/10/2005	48000		248897	
MD	452EMT	OS-PUR	AUD	20/10/2005	10600		54198.53	
MD	452EMT	OS-PUR	AUD	20/10/2005	27500		142539.3	
MD	452EMT	OS-PUR	AUD	21/10/2005	11800		60215.9	
MD	452EMT	OS-PUR	AUD	21/10/2005	23500		119214.7	
MD	452EMT	OS-PUR	AUD	21/10/2005	14700		73983.1	
MD	452EMT	OS-PUR	AUD	21/10/2005	11800		59387.79	
MD	452EMT	OS-PUR	AUD	24/10/2005	27400		138897.6	
MD	452EMT	OS-PUR	AUD	24/10/2005	34300		174002.8	
MD	452EMT	OS-PUR	AUD	31/10/2005	15000		77447.96	
MD	452EMT	OS-PUR	AUD	03/11/2005	45200		237454.9	
MD	452EMT	OS-PUR	AUD	03/11/2005	22600		118047.7	
MD	452EMT	OS-PUR	AUD	03/11/2005	90400		473550.4	
MD	452EMT	OS-PUR	AUD	04/11/2005	58300		303936.9	
MD	452EMT	OS-PUR	AUD	04/11/2005	100000		523337.6	
MD	452EMT	OS-PUR	AUD	04/11/2005	35900		187878.2	
MD	452EMT	OS-PUR	AUD	07/11/2005	52900		272809.6	
						1439500		7577856.12
MD	452FRS	OS-PUR	AUD	12/09/2005	5800		30644.33	
MD	452FRS	OS-PUR	AUD	12/09/2005	8100		42663.21	
MD	452FRS	OS-PUR	AUD	13/09/2005	5500		29445.26	
MD	452FRS	OS-PUR	AUD	21/09/2005	20000		108477.3	
MD	452FRS	OS-PUR	AUD	22/09/2005	8100		42877.59	
MD	452FRS	OS-PUR	AUD	22/09/2005	5800		30760.63	
MD	452FRS	OS-PUR	AUD	22/09/2005	5600		29643.77	
MD	452FRS	OS-PUR	AUD	22/09/2005	17700		94582.75	
MD	452FRS	OS-PUR	AUD	28/09/2005	30000		159106.7	
MD	452FRS	OS-PUR	AUD	06/10/2005	4300		22417.3	
MD	452FRS	OS-PUR	AUD	07/10/2005	4600		23842.95	
MD	452FRS	OS-PUR	AUD	11/10/2005	2200		11270.81	
MD	452FRS	OS-PUR	AUD	12/10/2005	2400		12511.98	
MD	452FRS	OS-PUR	AUD	13/10/2005	3600		18587.51	
MD	452FRS	OS-PUR	AUD	17/10/2005	3200		16618.47	
MD	452FRS	OS-PUR	AUD	19/10/2005	4300		22259.09	
MD	452FRS	OS-PUR	AUD	19/10/2005	5200		26848.62	
MD	452FRS	OS-PUR	AUD	19/10/2005	3100		16099.15	
MD	452FRS	OS-PUR	AUD	19/10/2005	2100		10842.71	
MD	452FRS	OS-PUR	AUD	19/10/2005	4400		22718.07	
MD	452FRS	OS-PUR	AUD	20/10/2005	8500		44075.51	
MD	452FRS	OS-PUR	AUD	20/10/2005	1900		9714.83	
MD	452FRS	OS-PUR	AUD	20/10/2005	4800		24879.59	
MD	452FRS	OS-PUR	AUD	21/10/2005	2100		10716.39	

MD	452FRS	OS-PUR	AUD	21/10/2005	4100		20799.17	
MD	452FRS	OS-PUR	AUD	21/10/2005	2600		13085.44	
MD	452FRS	OS-PUR	AUD	21/10/2005	2100		10569.02	
MD	452FRS	OS-PUR	AUD	24/10/2005	4800		24332.44	
MD	452FRS	OS-PUR	AUD	24/10/2005	6000		30437.8	
MD	452FRS	OS-PUR	AUD	31/10/2005	2600		13424.32	
MD	452FRS	OS-PUR	AUD	07/11/2005	2800		14428.88	
MD	452FRS	OS-PUR	AUD	07/11/2005	6700		34548.41	
MD	452FRS	OS-PUR	AUD	07/11/2005	9300		47960.86	
MD	452FRS	OS-PUR	AUD	08/11/2005	10000		51932.74	
						214300		1123123.53
MD	452GRS	OS-PUR	AUD	12/09/2005	27100		143183	
MD	452GRS	OS-PUR	AUD	12/09/2005	38000		200148.4	
MD	452GRS	OS-PUR	AUD	13/09/2005	26000		139195.8	
MD	452GRS	OS-PUR	AUD	19/09/2005	100000		546396.6	
MD	452GRS	OS-PUR	AUD	21/09/2005	50000		271193.2	
MD	452GRS	OS-PUR	AUD	22/09/2005	39300		208035.7	
MD	452GRS	OS-PUR	AUD	22/09/2005	27900		147969.2	
MD	452GRS	OS-PUR	AUD	22/09/2005	27100		143454.7	
MD	452GRS	OS-PUR	AUD	22/09/2005	85600		457417.1	
MD	452GRS	OS-PUR	AUD	28/09/2005	5700		30173.12	
MD	452GRS	OS-PUR	AUD	05/10/2005	50000		270691.9	
MD	452GRS	OS-PUR	AUD	06/10/2005	20000		104266.5	
MD	452GRS	OS-PUR	AUD	07/10/2005	21500		111439.8	
MD	452GRS	OS-PUR	AUD	11/10/2005	10000		51230.94	
MD	452GRS	OS-PUR	AUD	12/10/2005	11200		58389.24	
MD	452GRS	OS-PUR	AUD	13/10/2005	16800		86741.71	
MD	452GRS	OS-PUR	AUD	17/10/2005	14900		77379.78	
MD	452GRS	OS-PUR	AUD	19/10/2005	19900		103013	
MD	452GRS	OS-PUR	AUD	19/10/2005	24000		123916.7	
MD	452GRS	OS-PUR	AUD	19/10/2005	14400		74783.14	
MD	452GRS	OS-PUR	AUD	19/10/2005	9600		49566.69	
MD	452GRS	OS-PUR	AUD	19/10/2005	20500		105845.5	
MD	452GRS	OS-PUR	AUD	20/10/2005	39200		203265.9	
MD	452GRS	OS-PUR	AUD	20/10/2005	8700		44483.7	
MD	452GRS	OS-PUR	AUD	20/10/2005	22400		116104.8	
MD	452GRS	OS-PUR	AUD	21/10/2005	9600		48989.21	
MD	452GRS	OS-PUR	AUD	21/10/2005	19200		97400.95	
MD	452GRS	OS-PUR	AUD	21/10/2005	12000		60394.36	
MD	452GRS	OS-PUR	AUD	21/10/2005	9600		48315.49	
MD	452GRS	OS-PUR	AUD	24/10/2005	22400		113551.4	
MD	452GRS	OS-PUR	AUD	24/10/2005	28000		142043.1	
MD	452GRS	OS-PUR	AUD	31/10/2005	12200		62991.01	
MD	452GRS	OS-PUR	AUD	04/11/2005	35400		184551.7	
MD	452GRS	OS-PUR	AUD	04/11/2005	21300		111470.9	
MD	452GRS	OS-PUR	AUD	07/11/2005	12800		65960.59	
MD	452GRS	OS-PUR	AUD	07/11/2005	31100		160366.5	
MD	452GRS	OS-PUR	AUD	07/11/2005	43300		223301.6	
						986700		5187622.68
MD	452HST	OS-PUR	AUD	12/09/2005	23100		122049	
MD	452HST	OS-PUR	AUD	12/09/2005	32300		170126.1	
MD	452HST	OS-PUR	AUD	13/09/2005	22100		118316.4	
MD	452HST	OS-PUR	AUD	19/09/2005	50000		273198.3	
MD	452HST	OS-PUR	AUD	21/09/2005	30000		162715.9	
MD	452HST	OS-PUR	AUD	22/09/2005	32300		170981	
MD	452HST	OS-PUR	AUD	22/09/2005	22900		121451.4	
MD	452HST	OS-PUR	AUD	22/09/2005	22300		118045.7	
MD	452HST	OS-PUR	AUD	22/09/2005	70300		375659.2	
MD	452HST	OS-PUR	AUD	28/09/2005	4600		24350.24	
MD	452HST	OS-PUR	AUD	06/10/2005	16300		84977.2	
MD	452HST	OS-PUR	AUD	07/10/2005	17600		91225.17	
MD	452HST	OS-PUR	AUD	11/10/2005	8200		42009.38	
MD	452HST	OS-PUR	AUD	12/10/2005	9200		47962.59	
MD	452HST	OS-PUR	AUD	13/10/2005	13700		70735.8	
MD	452HST	OS-PUR	AUD	17/10/2005	12200		63357.94	
MD	452HST	OS-PUR	AUD	19/10/2005	16300		84377.45	
MD	452HST	OS-PUR	AUD	19/10/2005	19600		101198.7	
MD	452HST	OS-PUR	AUD	19/10/2005	11800		61280.63	
MD	452HST	OS-PUR	AUD	19/10/2005	7800		40272.94	
MD	452HST	OS-PUR	AUD	19/10/2005	16800		86741.71	

MD	452HST	OS-PUR	AUD	20/10/2005	32000		165931.3	
MD	452HST	OS-PUR	AUD	20/10/2005	7100		36302.79	
MD	452HST	OS-PUR	AUD	20/10/2005	18300		94853.44	
MD	452HST	OS-PUR	AUD	21/10/2005	7800		39803.73	
MD	452HST	OS-PUR	AUD	21/10/2005	15700		79645.57	
MD	452HST	OS-PUR	AUD	21/10/2005	9800		49322.06	
MD	452HST	OS-PUR	AUD	21/10/2005	7800		39256.34	
MD	452HST	OS-PUR	AUD	24/10/2005	18300		92767.4	
MD	452HST	OS-PUR	AUD	24/10/2005	22900		116170.9	
MD	452HST	OS-PUR	AUD	31/10/2005	10000		51631.97	
MD	452HST	OS-PUR	AUD	02/11/2005	25000		129831.8	
MD	452HST	OS-PUR	AUD	07/11/2005	10400		53592.98	
MD	452HST	OS-PUR	AUD	07/11/2005	25300		130458.9	
MD	452HST	OS-PUR	AUD	07/11/2005	35200		181529.3	
MD	452HST	OS-PUR	AUD	08/11/2005	20000		103865.5	
						725000		3795996.7
MD	452INT	OS-PUR	AUD	12/09/2005	33900		179110.8	
MD	452INT	OS-PUR	AUD	12/09/2005	47500		250185.5	
MD	452INT	OS-PUR	AUD	13/09/2005	32500		173994.7	
MD	452INT	OS-PUR	AUD	19/09/2005	50000		272195.7	
MD	452INT	OS-PUR	AUD	20/09/2005	25500		139075.5	
MD	452INT	OS-PUR	AUD	21/09/2005	85000		461028.4	
MD	452INT	OS-PUR	AUD	22/09/2005	47600		251972	
MD	452INT	OS-PUR	AUD	22/09/2005	33800		179260.2	
MD	452INT	OS-PUR	AUD	22/09/2005	32800		173627.8	
MD	452INT	OS-PUR	AUD	22/09/2005	103600		553603	
MD	452INT	OS-PUR	AUD	28/09/2005	6800		35996	
MD	452INT	OS-PUR	AUD	05/10/2005	10000		54138.37	
MD	452INT	OS-PUR	AUD	06/10/2005	24100		125641.1	
MD	452INT	OS-PUR	AUD	07/10/2005	25900		134246.1	
MD	452INT	OS-PUR	AUD	11/10/2005	12000		61477.13	
MD	452INT	OS-PUR	AUD	12/10/2005	13500		70379.89	
MD	452INT	OS-PUR	AUD	13/10/2005	20200		104296.6	
MD	452INT	OS-PUR	AUD	17/10/2005	17900		92959.6	
MD	452INT	OS-PUR	AUD	19/10/2005	24000		124236.7	
MD	452INT	OS-PUR	AUD	19/10/2005	28900		149216.4	
MD	452INT	OS-PUR	AUD	19/10/2005	17300		89843.64	
MD	452INT	OS-PUR	AUD	19/10/2005	11600		59893.08	
MD	452INT	OS-PUR	AUD	20/10/2005	47200		244748.7	
MD	452INT	OS-PUR	AUD	20/10/2005	10400		53175.91	
MD	452INT	OS-PUR	AUD	20/10/2005	27000		139947.7	
MD	452INT	OS-PUR	AUD	21/10/2005	11600		59195.3	
MD	452INT	OS-PUR	AUD	21/10/2005	23100		117185.5	
MD	452INT	OS-PUR	AUD	21/10/2005	14400		72473.24	
MD	452INT	OS-PUR	AUD	21/10/2005	11600		58381.22	
MD	452INT	OS-PUR	AUD	24/10/2005	26900		136363	
MD	452INT	OS-PUR	AUD	24/10/2005	33700		170959	
MD	452INT	OS-PUR	AUD	27/10/2005	28800		148163	
MD	452INT	OS-PUR	AUD	31/10/2005	14412		74411.99	
MD	452INT	OS-PUR	AUD	01/11/2005	80000		420675.2	
MD	452INT	OS-PUR	AUD	03/11/2005	44900		235878.9	
MD	452INT	OS-PUR	AUD	03/11/2005	22500		117525.4	
MD	452INT	OS-PUR	AUD	03/11/2005	89800		470407.3	
MD	452INT	OS-PUR	AUD	04/11/2005	43000		224173	
MD	452INT	OS-PUR	AUD	04/11/2005	25800		135021.1	
MD	452INT	OS-PUR	AUD	07/11/2005	52500		270746.8	
MD	452INT	OS-PUR	AUD	09/11/2005	50000		264175.2	
MD	452INT	OS-PUR	AUD	10/11/2005	50000		263172.7	
						1412012		7413158.32
MD	452MMF	OS-PUR	AUD	12/09/2005	6900		36456.18	
MD	452MMF	OS-PUR	AUD	12/09/2005	9600		50563.8	
MD	452MMF	OS-PUR	AUD	13/09/2005	6600		35334.31	
MD	452MMF	OS-PUR	AUD	19/09/2005	20000		108878.3	
MD	452MMF	OS-PUR	AUD	21/09/2005	20000		108477.3	
MD	452MMF	OS-PUR	AUD	22/09/2005	9800		51876.59	
MD	452MMF	OS-PUR	AUD	22/09/2005	7000		37124.89	
MD	452MMF	OS-PUR	AUD	22/09/2005	6800		35996	
MD	452MMF	OS-PUR	AUD	22/09/2005	21400		114354.3	
MD	452MMF	OS-PUR	AUD	22/09/2005	25000		133340.8	
MD	452MMF	OS-PUR	AUD	28/09/2005	1400		7410.94	

MD	452MMF	OS-PUR	AUD	06/10/2005	5000		26066.62	
MD	452MMF	OS-PUR	AUD	07/10/2005	5400		27989.54	
MD	452MMF	OS-PUR	AUD	11/10/2005	2500		12806.99	
MD	452MMF	OS-PUR	AUD	12/10/2005	2800		14597.31	
MD	452MMF	OS-PUR	AUD	13/10/2005	8000		41305.57	
MD	452MMF	OS-PUR	AUD	17/10/2005	3800		19734.44	
MD	452MMF	OS-PUR	AUD	19/10/2005	5000		25882.65	
MD	452MMF	OS-PUR	AUD	19/10/2005	6100		31495.5	
MD	452MMF	OS-PUR	AUD	19/10/2005	3600		18695.78	
MD	452MMF	OS-PUR	AUD	19/10/2005	2400		12391.67	
MD	452MMF	OS-PUR	AUD	20/10/2005	9900		51335	
MD	452MMF	OS-PUR	AUD	20/10/2005	2200		11248.75	
MD	452MMF	OS-PUR	AUD	20/10/2005	5700		29544.51	
MD	452MMF	OS-PUR	AUD	21/10/2005	2400		12247.3	
MD	452MMF	OS-PUR	AUD	21/10/2005	4800		24350.24	
MD	452MMF	OS-PUR	AUD	21/10/2005	3000		15098.59	
MD	452MMF	OS-PUR	AUD	21/10/2005	2400		12078.87	
MD	452MMF	OS-PUR	AUD	24/10/2005	5700		28894.76	
MD	452MMF	OS-PUR	AUD	24/10/2005	7100		36018.06	
MD	452MMF	OS-PUR	AUD	31/10/2005	3100		16005.91	
MD	452MMF	OS-PUR	AUD	02/11/2005	15000		78049.49	
MD	452MMF	OS-PUR	AUD	07/11/2005	11100		57243.6	
MD	452MMF	OS-PUR	AUD	10/11/2005	50000		264571.2	
MD	452MMF	OS-PUR	AUD	14/11/2005	30000		160228.5	
						331500		1747694.28
MD	452NDF	OS-PUR	AUD	12/09/2005	17000		89478.71	
MD	452NDF	OS-PUR	AUD	12/09/2005	34100		181193.1	
MD	452NDF	OS-PUR	AUD	13/09/2005	34100		182218.7	
MD	452NDF	OS-PUR	AUD	13/09/2005	24100		127574.1	
MD	452NDF	OS-PUR	AUD	21/09/2005	35000		189835.2	
MD	452NDF	OS-PUR	AUD	22/09/2005	19600		103753.2	
MD	452NDF	OS-PUR	AUD	06/10/2005	25000		132714.2	
MD	452NDF	OS-PUR	AUD	06/10/2005	25000		130405.8	
MD	452NDF	OS-PUR	AUD	06/10/2005	9900		51611.92	
MD	452NDF	OS-PUR	AUD	07/10/2005	50000		259162.4	
MD	452NDF	OS-PUR	AUD	13/10/2005	214000		1102628	
MD	452NDF	OS-PUR	AUD	19/10/2005	11200		57977.14	
MD	452NDF	OS-PUR	AUD	19/10/2005	13500		69703.15	
MD	452NDF	OS-PUR	AUD	19/10/2005	8100		42065.52	
MD	452NDF	OS-PUR	AUD	19/10/2005	5400		27881.27	
MD	452NDF	OS-PUR	AUD	20/10/2005	50900		263827.3	
MD	452NDF	OS-PUR	AUD	21/10/2005	5400		27556.44	
MD	452NDF	OS-PUR	AUD	21/10/2005	10800		54788.03	
MD	452NDF	OS-PUR	AUD	21/10/2005	6800		34223.47	
MD	452NDF	OS-PUR	AUD	21/10/2005	5400		27177.46	
MD	452NDF	OS-PUR	AUD	24/10/2005	35100		178061.1	
MD	452NDF	OS-PUR	AUD	31/10/2005	6900		35626.06	
MD	452NDF	OS-PUR	AUD	07/11/2005	24200		124801.4	
MD	452NDF	OS-PUR	AUD	07/11/2005	178200		918813.2	
MD	452NDF	OS-PUR	AUD	08/11/2005	30000		155798.2	
						879700		4568875.65
MD	452OPX	OS-PUR	AUD	12/09/2005	28100		148466.5	
MD	452OPX	OS-PUR	AUD	12/09/2005	39300		206995.6	
MD	452OPX	OS-PUR	AUD	13/09/2005	260000		1391593	
MD	452OPX	OS-PUR	AUD	13/09/2005	27800		148832.4	
MD	452OPX	OS-PUR	AUD	21/09/2005	40000		216954.5	
MD	452OPX	OS-PUR	AUD	22/09/2005	40800		215976	
MD	452OPX	OS-PUR	AUD	22/09/2005	28900		153272.8	
MD	452OPX	OS-PUR	AUD	22/09/2005	28100		148748.2	
MD	452OPX	OS-PUR	AUD	22/09/2005	88700		473982.5	
MD	452OPX	OS-PUR	AUD	28/09/2005	5900		31231.83	
MD	452OPX	OS-PUR	AUD	05/10/2005	20000		108276.8	
MD	452OPX	OS-PUR	AUD	06/10/2005	20600		107394.5	
MD	452OPX	OS-PUR	AUD	07/10/2005	22300		115586.4	
MD	452OPX	OS-PUR	AUD	11/10/2005	10300		52767.87	
MD	452OPX	OS-PUR	AUD	12/10/2005	11600		60474.57	
MD	452OPX	OS-PUR	AUD	13/10/2005	17400		89839.63	
MD	452OPX	OS-PUR	AUD	17/10/2005	50000		260415.6	
MD	452OPX	OS-PUR	AUD	19/10/2005	20700		107154.2	
MD	452OPX	OS-PUR	AUD	19/10/2005	25000		129079.9	

MD	452OPX	OS-PUR	AUD	19/10/2005	15000		77899.11	
MD	452OPX	OS-PUR	AUD	19/10/2005	10000		51631.97	
MD	452OPX	OS-PUR	AUD	20/10/2005	40800		211562.4	
MD	452OPX	OS-PUR	AUD	20/10/2005	9000		46017.62	
MD	452OPX	OS-PUR	AUD	20/10/2005	23300		120769.7	
MD	452OPX	OS-PUR	AUD	21/10/2005	10000		51030.43	
MD	452OPX	OS-PUR	AUD	21/10/2005	20000		101459.3	
MD	452OPX	OS-PUR	AUD	21/10/2005	12500		62910.8	
MD	452OPX	OS-PUR	AUD	21/10/2005	10000		50328.64	
MD	452OPX	OS-PUR	AUD	24/10/2005	23300		118113.7	
MD	452OPX	OS-PUR	AUD	24/10/2005	29100		147623.3	
MD	452OPX	OS-PUR	AUD	31/10/2005	12700		65572.6	
MD	452OPX	OS-PUR	AUD	07/11/2005	13300		68537.18	
MD	452OPX	OS-PUR	AUD	07/11/2005	32200		166038.7	
MD	452OPX	OS-PUR	AUD	07/11/2005	44900		231552.9	
MD	452OPX	OS-PUR	AUD	09/11/2005	20000		105670.1	
						1111600		5843760.98
MD	452PSC	OS-PUR	AUD	12/09/2005	22000		115796	
MD	452PSC	OS-PUR	AUD	12/09/2005	44000		233797.6	
MD	452PSC	OS-PUR	AUD	12/09/2005	119256		631679.8	
MD	452PSC	OS-PUR	AUD	13/09/2005	44000		235121	
MD	452PSC	OS-PUR	AUD	19/09/2005	57100		311992.4	
MD	452PSC	OS-PUR	AUD	21/09/2005	75000		406789.7	
MD	452PSC	OS-PUR	AUD	22/09/2005	25400		134455.7	
MD	452PSC	OS-PUR	AUD	06/10/2005	12900		67251.89	
MD	452PSC	OS-PUR	AUD	11/10/2005	22000		112701.5	
MD	452PSC	OS-PUR	AUD	19/10/2005	12800		66259.6	
MD	452PSC	OS-PUR	AUD	19/10/2005	9300		48297.45	
MD	452PSC	OS-PUR	AUD	19/10/2005	15500		80029.55	
MD	452PSC	OS-PUR	AUD	19/10/2005	6200		32011.82	
MD	452PSC	OS-PUR	AUD	21/10/2005	6200		31638.86	
MD	452PSC	OS-PUR	AUD	21/10/2005	12400		62904.78	
MD	452PSC	OS-PUR	AUD	21/10/2005	7700		38753.05	
MD	452PSC	OS-PUR	AUD	21/10/2005	6200		31203.75	
MD	452PSC	OS-PUR	AUD	24/10/2005	40075		203299.1	
MD	452PSC	OS-PUR	AUD	26/10/2005	95049		492472	
MD	452PSC	OS-PUR	AUD	28/10/2005	57100		290238.8	
MD	452PSC	OS-PUR	AUD	31/10/2005	7900		40789.25	
MD	452PSC	OS-PUR	AUD	04/11/2005	15000		78199.87	
MD	452PSC	OS-PUR	AUD	04/11/2005	10000		52333.76	
MD	452PSC	OS-PUR	AUD	04/11/2005	57100		297680.9	
MD	452PSC	OS-PUR	AUD	07/11/2005	8200		42256	
MD	452PSC	OS-PUR	AUD	07/11/2005	27800		143366.9	
						816180		4281320.81
MD	452PSS	OS-PUR	AUD	12/09/2005	18200		96159.78	
MD	452PSS	OS-PUR	AUD	12/09/2005	25400		133783.4	
MD	452PSS	OS-PUR	AUD	12/09/2005	52846		279916.7	
MD	452PSS	OS-PUR	AUD.	13/09/2005	17400		93154.1	
MD	452PSS	OS-PUR	AUD	21/09/2005	30000		162715.9	
MD	452PSS	OS-PUR	AUD	22/09/2005	25500		134985	
MD	452PSS	OS-PUR	AUD	22/09/2005	18100		95994.35	
MD	452PSS	OS-PUR	AUD	28/09/2005	3700		19586.06	
MD	452PSS	OS-PUR	AUD	06/10/2005	12900		67251.89	
MD	452PSS	OS-PUR	AUD	07/10/2005	13900		72047.15	
MD	452PSS	OS-PUR	AUD	11/10/2005	6400		32787.8	
MD	452PSS	OS-PUR	AUD	12/10/2005	7200		37535.94	
MD	452PSS	OS-PUR	AUD	13/10/2005	10900		56278.85	
MD	452PSS	OS-PUR	AUD	17/10/2005	9600		49855.43	
MD	452PSS	OS-PUR	AUD	19/10/2005	12900		66777.25	
MD	452PSS	OS-PUR	AUD	19/10/2005	15500		80029.55	
MD	452PSS	OS-PUR	AUD	19/10/2005	9300		48297.45	
MD	452PSS	OS-PUR	AUD	19/10/2005	6200		32011.82	
MD	452PSS	OS-PUR	AUD	20/10/2005	25300		131189.5	
MD	452PSS	OS-PUR	AUD	20/10/2005	5600		28633.18	
MD	452PSS	OS-PUR	AUD	20/10/2005	14500		75157.09	
MD	452PSS	OS-PUR	AUD	21/10/2005	6200		31638.86	
MD	452PSS	OS-PUR	AUD	21/10/2005	12400		62904.78	
MD	452PSS	OS-PUR	AUD	21/10/2005	7800		39256.34	
MD	452PSS	OS-PUR	AUD	21/10/2005	6200		31203.75	
MD	452PSS	OS-PUR	AUD	24/10/2005	14500		73504.22	

MD	452PSS	OS-PUR	AUD	24/10/2005	18100		91820.69	
MD	452PSS	OS-PUR	AUD	27/10/2005	57100		293753.8	
MD	452PSS	OS-PUR	AUD	31/10/2005	7900		40789.25	
MD	452PSS	OS-PUR	AUD	04/11/2005	22800		118863.8	
MD	452PSS	OS-PUR	AUD	04/11/2005	13700		71697.26	
MD	452PSS	OS-PUR	AUD	07/11/2005	27800		143366.9	
						535846		2792947.72
MD	452RBF	OS-PUR	AUD	12/09/2005	14500		76610.81	
MD	452RBF	OS-PUR	AUD	12/09/2005	20200		106394.7	
MD	452RBF	OS-PUR	AUD	13/09/2005	13800		73880.83	
MD	452RBF	OS-PUR	AUD	21/09/2005	10300		55762.53	
MD	452RBF	OS-PUR	AUD	21/09/2005	30000		162715.9	
MD	452RBF	OS-PUR	AUD	22/09/2005	20300		107458.7	
MD	452RBF	OS-PUR	AUD	22/09/2005	14400		76371.2	
MD	452RBF	OS-PUR	AUD	22/09/2005	14000		74109.42	
MD	452RBF	OS-PUR	AUD	22/09/2005	44100		235655.3	
MD	452RBF	OS-PUR	AUD	28/09/2005	2900		15351.24	
MD	452RBF	OS-PUR	AUD	06/10/2005	40000		208649.3	
MD	452RBF	OS-PUR	AUD	06/10/2005	20000		106171.4	
MD	452RBF	OS-PUR	AUD	06/10/2005	10200		53175.91	
MD	452RBF	OS-PUR	AUD	07/10/2005	11000		57015.73	
MD	452RBF	OS-PUR	AUD	11/10/2005	5100		26127.78	
MD	452RBF	OS-PUR	AUD	12/10/2005	5700		29715.95	
MD	452RBF	OS-PUR	AUD	13/10/2005	8600		44403.5	
MD	452RBF	OS-PUR	AUD	17/10/2005	7600		39468.88	
MD	452RBF	OS-PUR	AUD	19/10/2005	10200		52800.61	
MD	452RBF	OS-PUR	AUD	19/10/2005	12300		63507.32	
MD	452RBF	OS-PUR	AUD	19/10/2005	7400		38430.22	
MD	452RBF	OS-PUR	AUD	19/10/2005	4900		25299.67	
MD	452RBF	OS-PUR	AUD	20/10/2005	20100		104225.6	
MD	452RBF	OS-PUR	AUD	20/10/2005	4400		22497.5	
MD	452RBF	OS-PUR	AUD	20/10/2005	11500		59607.35	
MD	452RBF	OS-PUR	AUD	21/10/2005	4900		25004.91	
MD	452RBF	OS-PUR	AUD	21/10/2005	9800		49715.07	
MD	452RBF	OS-PUR	AUD	21/10/2005	6100		30700.47	
MD	452RBF	OS-PUR	AUD	21/10/2005	4900		24661.04	
MD	452RBF	OS-PUR	AUD	24/10/2005	11500		58296.45	
MD	452RBF	OS-PUR	AUD	24/10/2005	14300		72543.42	
MD	452RBF	OS-PUR	AUD	31/10/2005	6300		32528.14	
MD	452RBF	OS-PUR	AUD	07/11/2005	6500		33495.62	
MD	452RBF	OS-PUR	AUD	07/11/2005	15900		81988.03	
MD	452RBF	OS-PUR	AUD	07/11/2005	22100		113971.5	
						465800		2438311.9
MD	452RES	OS-PUR	AUD	12/09/2005	64600		341314.4	
MD	452RES	OS-PUR	AUD	12/09/2005	90700		477722.6	
MD	452RES	OS-PUR	AUD	13/09/2005	61800		330857.7	
MD	452RES	OS-PUR	AUD	19/09/2005	30000		163317.4	
MD	452RES	OS-PUR	AUD	20/09/2005	48500		264516.1	
MD	452RES	OS-PUR	AUD	21/09/2005	180000		976295.4	
MD	452RES	OS-PUR	AUD	22/09/2005	90700		480123.2	
MD	452RES	OS-PUR	AUD	22/09/2005	64400		341549	
MD	452RES	OS-PUR	AUD	22/09/2005	62500		330845.6	
MD	452RES	OS-PUR	AUD	22/09/2005	197100		1053235	
MD	452RES	OS-PUR	AUD	28/09/2005	13000		68815.89	
MD	452RES	OS-PUR	AUD	05/10/2005	10000		54138.37	
MD	452RES	OS-PUR	AUD	06/10/2005	55000		286892.8	
MD	452RES	OS-PUR	AUD	06/10/2005	100000		529353	
MD	452RES	OS-PUR	AUD	06/10/2005	45800		238770.3	
MD	452RES	OS-PUR	AUD	07/10/2005	49300		255534.1	
MD	452RES	OS-PUR	AUD	11/10/2005	23000		117831.2	
MD	452RES	OS-PUR	AUD	12/10/2005	25800		134503.8	
MD	452RES	OS-PUR	AUD	13/10/2005	39100		201881	
MD	452RES	OS-PUR	AUD	17/10/2005	34100		177090.6	
MD	452RES	OS-PUR	AUD	19/10/2005	45600		236049.8	
MD	452RES	OS-PUR	AUD	19/10/2005	55000		283975.8	
MD	452RES	OS-PUR	AUD	19/10/2005	33000		171378	
MD	452RES	OS-PUR	AUD	19/10/2005	22000		113590.3	
MD	452RES	OS-PUR	AUD	20/10/2005	89900		466163.3	
MD	452RES	OS-PUR	AUD	20/10/2005	19576		100093.4	
MD	452RES	OS-PUR	AUD	20/10/2005	51300		265900.6	

MD	452RES	OS-PUR	AUD	21/10/2005	22000		112267	
MD	452RES	OS-PUR	AUD	21/10/2005	44000		223210.5	
MD	452RES	OS-PUR	AUD	21/10/2005	27500		138403.8	
MD	452RES	OS-PUR	AUD	21/10/2005	21900		110219.7	
MD	452RES	OS-PUR	AUD	24/10/2005	51400		260559.8	
MD	452RES	OS-PUR	AUD	24/10/2005	64200		325684.4	
MD	452RES	OS-PUR	AUD	31/10/2005	28000		144569.5	
MD	452RES	OS-PUR	AUD	07/11/2005	29200		150472.6	
MD	452RES	OS-PUR	AUD	07/11/2005	70900		365594.4	
MD	452RES	OS-PUR	AUD	07/11/2005	98800		509519.6	
MD	452RES	OS-PUR	AUD	09/11/2005	34200		180010.1	
						2093876		10982250.03
MD	452WEF	OS-PUR	AUD	12/09/2005	9900		52306.69	
MD	452WEF	OS-PUR	AUD	12/09/2005	13800		72685.46	
MD	452WEF	OS-PUR	AUD	13/09/2005	9400		50324.63	
MD	452WEF	OS-PUR	AUD	21/09/2005	20000		108477.3	
MD	452WEF	OS-PUR	AUD	22/09/2005	13800		73050.71	
MD	452WEF	OS-PUR	AUD	22/09/2005	9800		51974.85	
MD	452WEF	OS-PUR	AUD	22/09/2005	9500		50288.53	
MD	452WEF	OS-PUR	AUD	22/09/2005	30100		160844.1	
MD	452WEF	OS-PUR	AUD	28/09/2005	2000		10587.06	
MD	452WEF	OS-PUR	AUD	05/10/2005	10000		54138.37	
MD	452WEF	OS-PUR	AUD	06/10/2005	10000		53085.69	
MD	452WEF	OS-PUR	AUD	06/10/2005	15000		78243.49	
MD	452WEF	OS-PUR	AUD	06/10/2005	7000		36493.27	
MD	452WEF	OS-PUR	AUD	07/10/2005	7500		38874.36	
MD	452WEF	OS-PUR	AUD	11/10/2005	3500		17929.78	
MD	452WEF	OS-PUR	AUD	12/10/2005	3900		20331.97	
MD	452WEF	OS-PUR	AUD	13/10/2005	5900		30462.86	
MD	452WEF	OS-PUR	AUD	17/10/2005	5200		27005.02	
MD	452WEF	OS-PUR	AUD	19/10/2005	7000		36235.72	
MD	452WEF	OS-PUR	AUD	19/10/2005	8400		43370.85	
MD	452WEF	OS-PUR	AUD	19/10/2005	5000		25966.37	
MD	452WEF	OS-PUR	AUD	19/10/2005	3400		17554.87	
MD	452WEF	OS-PUR	AUD	20/10/2005	13700		71039.34	
MD	452WEF	OS-PUR	AUD	20/10/2005	3000		15339.21	
MD	452WEF	OS-PUR	AUD	20/10/2005	7800		40429.34	
MD	452WEF	OS-PUR	AUD	21/10/2005	3400		17350.34	
MD	452WEF	OS-PUR	AUD	21/10/2005	6700		33988.87	
MD	452WEF	OS-PUR	AUD	21/10/2005	4200		21138.03	
MD	452WEF	OS-PUR	AUD	21/10/2005	3400		17111.74	
MD	452WEF	OS-PUR	AUD	24/10/2005	7800		39540.2	
MD	452WEF	OS-PUR	AUD	24/10/2005	9800		49715.07	
MD	452WEF	OS-PUR	AUD	31/10/2005	4300		22201.74	
MD	452WEF	OS-PUR	AUD	02/11/2005	10000		51932.74	
MD	452WEF	OS-PUR	AUD	07/11/2005	4500		23189.27	
MD	452WEF	OS-PUR	AUD	07/11/2005	10800		55689.98	
MD	452WEF	OS-PUR	AUD	07/11/2005	15100		77871.92	
						314600		1646769.71
MD	WPMC	OS-PUR	AUD	24/10/2005	160000		811312.8	
MD	WPMC	OS-PUR	AUD	28/10/2005	48000		244357.8	
						208,000		1,055,671
TOTAL						**17,192,125**		**90,062,931**
P2	WASS06	OS-SAL	AUD	14/09/2005	-28441		-153536	
					-	28,441	-	153,536
TOTAL					**-**	**28,441**	**-**	**153,536**
GRAND TOTAL					**-**	**16,240,865**	**-**	**88,629,088**

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

INSURANCE AUSTRALIA GROUP LIMITED

ABN

60 090 739 923

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	88,670
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	On the same terms as existing Ordinary Shares listed on ASX.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	An exercise price of $1 has been paid by the holders upon the exercise of the Performance Share Rights irrespective of the number rights exercised by the holders, ie $2 in total.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee Performance Share Rights
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 November 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,594,905,408 ✓	Ordinary
3,500,000 ✓	Reset Preference Shares (IAGPA)
2,000,000 ✓	Reset Preference Shares (IAGPB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	262,564	Options over unissued shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Ordinary Shares will, from the date of allotment, carry the right to participate in dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. *Cross reference: rule 7.7.*	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 28 November 2005
(Group Company Secretary)

Print name: Anne O'Driscoll

== == == == ==

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	IAG Finance (New Zealand) Limited
ABN	97 111 268 243

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JAMES STRONG
Date of last notice	19 January 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interests
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of IAG Non-Executive Directors' Share Plan Trust. Registered holder is IAG Share Plan Nominee Pty Limited.
Date of change	30/11/05
No. of securities held prior to change	1. 12,083 (Direct interest) 2. 154,901 (Beneficiary of Non-Executive Directors' Share Plan Trust) 3. 10,000 (Strong Aviation Services and Investments (SASI) Pty Limited
Class	Ordinary Shares in Insurance Australia Group Limited (IAG)
Number acquired	33,918
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The shares were purchased on market under the terms of the IAG Non-Executive Directors' Share Plan that provides for the purchase of shares on behalf of directors. The value of shares was $180,000.

No. of securities held after change	1. 12,083 (Direct interest) 2. 188,819 (Beneficiary of Non-Executive Directors' Share Plan Trust) 3. 10,000 (Strong Aviation Services and Investments (SASI) Pty Limited))
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of beneficial interest in shares under and subject to the terms and conditions of the IAG Non-Executive Directors' Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	IAG Finance (New Zealand) Limited
ABN	97 111 268 243

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROWAN ROSS
Date of last notice	19 January 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of IAG Non-Executive Directors' Share Plan Trust. Registered holder is IAG Share Plan Nominee Pty Limited.
Date of change	30/11/05
No. of securities held prior to change	1. 102,557 (Direct interest) 2. 48,646 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Class	Ordinary Shares in Insurance Australia Group Limited (IAG)
Number acquired	11,306
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The shares were purchased on market under the terms of the IAG Non-Executive Directors' Share Plan that provides for the purchase of shares on behalf of directors. The value of shares was $60,000.
No. of securities held after change	1. 102,557 (Direct interest) 2. 59,952 (Beneficiary of Non-Executive Directors' Share Plan Trust)

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of beneficial interest in shares under and subject to the terms and conditions of the IAG Non-Executive Directors' Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JAMES STRONG
Date of last notice	3 December 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interests
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of Non-Executive Directors' Share Plan Trust. Registered holder is IAG Share Plan Nominee Pty Limited.
Date of change	30/11/05
No. of securities held prior to change	1. 12,083 (Direct interest) 2. 154,901 (Beneficiary of Non-Executive Directors' Share Plan Trust) 3. 10,000 (Strong Aviation Services and Investments (SASI) Pty Limited
Class	Ordinary Shares
Number acquired	33,918
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The shares were purchased on market under the terms of the Non-Executive Directors' Share Plan that provides for the purchase of shares on behalf of directors. The value of shares was $180,000.

No. of securities held after change	1. 12,083 (Direct interest) 2. 188,819 (Beneficiary of Non-Executive Directors' Share Plan Trust) 3. 10,000 (Strong Aviation Services and Investments (SASI) Pty Limited))
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of beneficial interest in shares under and subject to the terms and conditions of the Non-Executive Directors' Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROWAN ROSS
Date of last notice	3 December 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of Non-Executive Directors' Share Plan Trust. Registered holder is IAG Share Plan Nominee Pty Limited.
Date of change	30/11/05
No. of securities held prior to change	1. 102,557 (Direct interest) 2. 48,646 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Class	Ordinary Shares
Number acquired	11,306
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The shares were purchased on market under the terms of the Non-Executive Directors' Share Plan that provides for the purchase of shares on behalf of directors. The value of shares was $60,000.
No. of securities held after change	1. 102,557 (Direct interest) 2. 59,952 (Beneficiary of Non-Executive Directors' Share Plan Trust)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of beneficial interest in shares under and subject to the terms and conditions of the Non-Executive Directors' Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN ASTBURY
Date of last notice	3 December 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of Non-Executive Directors' Share Plan Trust. Registered holder is IAG Share Plan Nominee Pty Limited.
Date of change	30/11/2005
No. of securities held prior to change	1. 10,083 (Direct interest) 2. 21,689 (Beneficiary of Non-Executive Directors' Share Plan Trust) 3. 20,000 (Beneficiary and trustee of a superannuation fund)
Class	Ordinary Shares
Number acquired	4,522
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The shares were purchased on market under the terms of the Non-Executive Directors' Share Plan that provides for the purchase of shares on behalf of directors. The value of shares was $24,000.

No. of securities held after change	1. 10,083 (Direct interest) 2. 26,211 (Beneficiary of Non-Executive Directors' Share Plan Trust) 3. 20,000 (Beneficiary and trustee of a superannuation fund)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of beneficial interest in shares under and subject to the terms and conditions of the Non-Executive Directors' Share Plan .

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	NEIL HAMILTON
Date of last notice	3 December 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of Non-Executive Directors' Share Plan Trust. Registered holder is IAG Share Plan Nominee Pty Limited.
Date of change	30/11/2005
No. of securities held prior to change	1. 4,817 (Direct interest) 2. 75,927 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Class	Ordinary Shares
Number acquired	20,351
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The shares were purchased on market under the terms of the Non-Executive Directors' Share Plan that provides for the purchase of shares on behalf of directors. The value of shares was $108,000.
No. of securities held after change	1. 4,817 (Direct interest) 2. 96,278 (Beneficiary of Non-Executive Directors' Share Plan Trust)

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of beneficial interest in shares under and subject to the terms and conditions of the Non-Executive Directors' Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	YASMIN ALLEN
Date of last notice	3 December 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of Non-Executive Directors' Share Plan Trust. Registered holder is IAG Share Plan Nominee Pty Limited.
Date of change	30/11/2005
No. of securities held prior to change	3,437 (Beneficiary of Non- Executive Directors' Share Plan Trust)
Class	Ordinary Shares
Number acquired	4,522
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The shares were purchased on market under the terms of the Non-Executive Directors' Share Plan that provides for the purchase of shares on behalf of directors. The value of shares was $24,000.
No. of securities held after change	7,959 (Beneficiary of Non-Executive Directors' Share Plan Trust)

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of beneficial interest in shares under and subject to the terms and conditions of the Non-Executive Directors' Share Plan .

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GEOFFREY COUSINS
Date of last notice	3 December 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of Non-Executive Directors' Share Plan Trust. Registered holder is IAG Share Plan Nominee Pty Limited.
Date of change	30/11/2005
No. of securities held prior to change	1. 150,000 (Direct interest) 2. 21,689 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Class	Ordinary Shares
Number acquired	4,522
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The shares were purchased on market under the terms of the Non-Executive Directors' Share Plan that provides for the purchase of shares on behalf of directors. The value of shares was $24,000.

No. of securities held after change	1. 150,000 (Direct interest) 2. 26,211 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of beneficial interest in shares under and subject to the terms and conditions of the Non-Executive Directors' Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BRIAN SCHWARTZ
Date of last notice	20 January 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of Non-Executive Directors' Share Plan Trust. Registered holder is IAG Share Plan Nominee Pty Limited.
Date of change	30 November 2005
No. of securities held prior to change	3,906 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Class	Ordinary Shares
Number acquired	6,783
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The shares were purchased on market under the terms of the Non-Executive Directors' Share Plan that provides for the purchase of shares on behalf of directors. The value of shares was $36,000.
No. of securities held after change	10,689 (Beneficiary of Non-Executive Directors' Share Plan Trust)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of beneficial interest in shares under and subject to the terms and conditions of the Non-Executive Directors' Share Plan .

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL J HAWKER
Date of last notice	26 August 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	N/A
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	N/A
No. of securities held prior to change	N/A
Class	N/A
Number acquired	N/A
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A
No. of securities held after change	N/A

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	N/A

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	The Insurance Australia Group Share and Performance Award Rights ('PAR') Plan Trust Deed.
Nature of interest	Performance Award Rights granted by IAG Share Plan Nominee Pty Limited, the Trustee of the PAR Plan Trust in accordance with the PAR Plan.
Name of registered holder (if issued securities)	IAG Share Plan Nominee Pty Limited will be the registered holder of any ordinary shares to be transferred to the director under the terms of the PAR Plan.
Date of change	30 November 2005
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	600,000 PARs (which comprises the third tranche of PARs to be granted to Mr Hawker in accordance with Resolution 4 passed by shareholders at the Annual General meeting held on 12 November 2003). The Trust Deed provides that a participant in the PAR Plan has no legal or beneficial interest in Insurance Australia Group Limited ordinary shares by virtue of acquiring or holding PARs.
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	The value of the 600,000 PARs granted will generally become known around 3 years after the date of grant when the PARs first may become exercisable subject to satisfaction of applicable terms and conditions of the PAR Plan. The PARs become exercisable by reference to the relative total shareholder return of IAG when compared to companies in the Peer Group (as defined in the Performance Award Rights terms). An exercise price of $1 will be payable by the holder upon the exercise of the Performance Share Rights irrespective of the number rights exercised by the holder, ie $1 in total.
Interest after change	1,800,000 Performance Award Rights

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	IAG Finance (New Zealand) Limited
ABN	97 111 268 243

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL J HAWKER
Date of last notice	30 August 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	N/A
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	N/A
No. of securities held prior to change	N/A
Class	N/A
Number acquired	N/A
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A
No. of securities held after change	N/A

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	N/A

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	The Insurance Australia Group Share and Performance Award Rights ('PAR') Plan Trust Deed.
Nature of interest	Performance Award Rights granted by IAG Share Plan Nominee Pty Limited, the Trustee of the PAR Plan Trust in accordance with the PAR Plan.
Name of registered holder (if issued securities)	IAG Share Plan Nominee Pty Limited will be the registered holder of any ordinary shares to be transferred to the director under the terms of the PAR Plan.
Date of change	30 November 2005
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	600,000 PARs (which comprises the third tranche of PARs to be granted to Mr Hawker in accordance with Resolution 4 passed by shareholders at the Annual General meeting held on 12 November 2003). The Trust Deed provides that a participant in the PAR Plan has no legal or beneficial interest in Insurance Australia Group Limited ordinary shares by virtue of acquiring or holding PARs.
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	The value of the 600,000 PARs granted will generally become known around 3 years after the date of grant when the PARs first may become exercisable subject to satisfaction of applicable terms and conditions of the PAR Plan. The PARs become exercisable by reference to the relative total shareholder return of IAG when compared to companies in the Peer Group (as defined in the Performance Award Rights terms). An exercise price of $1 will be payable by the holder upon the exercise of the Performance Share Rights irrespective of the number rights exercised by the holder, ie $1 in total.
Interest after change	1,800,000 Performance Award Rights

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG
Insurance Australia Group

9 December 2005

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

IAG TO ACQUIRE A STRATEGIC STAKE IN AmASSURANCE

Please find attached a media release and slide presentation concerning IAG having reached agreement to acquire an initial stake of 30% in AmAssurance.

The acquisition of this stake is still subject to regulatory approvals in Malaysia.

IAG management will be presenting to the slides at a teleconference at 10am today. The Australian toll free number is 1300 301 336 – pass code 667586.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Attachment (16 pages)

IAG
Insurance
Australia
Group

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000 Australia
iag.com.au

MEDIA RELEASE

9 December 2005

IAG agrees to acquire a strategic holding in a leading Malaysian insurer

Insurance Australia Group Limited (IAG) today announced it had agreed to acquire an initial 30% strategic interest in Malaysian insurer AmAssurance Berhad, subject to regulatory approvals in Malaysia.

IAG Chief Executive Officer Mr Michael Hawker said this acquisition was another important step in the Group's strategy to build a portfolio of insurance assets in Asia.

"This is the Group's second Asian investment this year, adding to our existing business interests in the region, including those in Thailand and China. Building an Asian foothold is in line with the Group's goal to supplement our existing businesses in our home markets of Australia and New Zealand," Mr Hawker said.

AmAssurance is part of the AmBank Group, which is listed on the Kuala Lumpur Stock Exchange. The AmBank Group also includes the third largest retail lending bank in Malaysia and the country's largest motor vehicle lender.

Entering a strategic partnership with AmBank Group provides an opportunity to leverage the combined strengths of the two organisations, in one of Asia's fastest growing insurance markets.

"AmAssurance has a strong brand and an extensive distribution network, providing an excellent platform for future growth. It has grown to become the second largest motor insurer, the fourth largest general insurer and seventh largest life insurer in Malaysia with strongly improving profitability," Mr Hawker said.

"IAG will bring to the partnership its core capabilities of technical and underwriting expertise in motor insurance, pricing and risk management, providing the skills and resources to strengthen AmAssurance's existing team to further grow and improve the business.

"The Malaysian insurance industry is one of its most rapidly growing sectors, with premium growth averaging around 10% over the past ten years and accelerating regulatory reform, making the market highly attractive for overseas investors.

"Our strategic partnership with AmBank Group provides an excellent opportunity to take part in this growth. We are confident the purchase will be earnings per share accretive within 18 months," Mr Hawker said.

IAG will acquire an initial 30% equity stake in AmAssurance with a view to increasing this stake over time to the maximum allowable foreign ownership level in Malaysia, which is currently 49%. The purchase price is RM193 million (A$69 million). IAG intends to fund the acquisition using surplus capital. The acquisition is subject to regulatory approval.

Under the joint venture arrangements, IAG will have board and senior management representation in key management portfolios, including underwriting.

About AmAssurance Berhad

AmAssurance is a composite insurance company and is part of the AmBank Group. For the 12 months ending 30 September 2005, AmAssurance generated gross written premium of RM760 million (approximately A$272 million). It is Malaysia's second largest motor insurer and the fourth largest general insurer. The majority of AmAssurance's portfolio consists of general insurance, of which approximately 80% is motor insurance. AmAssurance also writes life insurance, which is predominantly whole of life insurance and some term assurance. AmAssurance has a strong brand and an extensive distribution network including approximately 30 branches and 8,000 insurance agents.

About Insurance Australia Group

Insurance Australia Group (IAG) is Australia and New Zealand's leading general insurance group with annual GWP in excess of A$6.6 billion. The group includes some of Australia and New Zealand's most trusted brands – NRMA Insurance, SGIO, SGIC, CGU, Swann Insurance, State Insurance and NZI. IAG insurers more than A$858 billion worth of property and employs more than 12,000 people.

- ends -

Media Relations		**Investor Relations**	
Name	Emma Foster	**Name**	Anne O'Driscoll
Telephone	+61 (0)2 9292 8929	**Telephone**	+61 (0)2 9292 3169
Mobile	+61 (0)411 013 170	**Mobile**	+61 (0)411 012 675

Presentation to investors

Investment in AmAssurance Berhad

9 December 2005

Insurance Australia Group Limited
ABN 60 090 739 923

Important notice

The information in this presentation is an overview and does not contain all information necessary to an investment decision. It is intended to constitute a summary of certain information relating to the proposed acquisition by Insurance Australia Group Limited (IAG) of shares in AmAssurance Berhad (AmAssurance) and does not purport to be a complete description of IAG, the businesses of AmAssurance, or the acquisition. The financial information is intended for informational purposes only, and does not purport to be indicative of the results that actually would have been obtained or the financial position that actually would have existed during and for the periods presented, and is not necessarily indicative of IAG's or AmAssurance's operating results or financial position to be expected in future periods.

The information contained in this presentation has been prepared in good faith by IAG. Neither of AmAssurance or AMMB have assisted in the preparation of this presentation or have reviewed the presentation to confirm its accuracy or reliability. No representation or warranty, express or implied, is made as to the accuracy, adequacy or reliability of any statements, estimates or opinions or other information contained in this presentation (any of which may change without notice). To the maximum extent permitted by law, IAG, its directors, officers, employees and agents disclaim all liability and responsibility (including without limitation any liability arising from fault or negligence on the part of IAG, its directors, officers, employees and agents) for any direct or indirect loss or damage which may be suffered by any recipient through use of or reliance on anything contained in or omitted from this presentation. In making an investment decision, investors must rely on their own examination of IAG, AmAssurance and the effects of the acquisition, including the merits and risks involved.

This presentation is not a prospectus or an offer of shares for subscription or sale in any jurisdiction. The presentation does not constitute an offer to sell, or a solicitation of an offer to buy,securities in the United Sates or to any U.S. person (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Securities may not be offered or sold in the United States, or to or for the account of any U.S. person (as defined in Regulation S under the U.S. Securities Act), unless the securities have been registered under the U.S. Securities Act or an exemption from registration is available.

Certain statements contained in this presentation may constitute "forward-looking statements" or statements about "future matters" for the purposes of section 728(2) of the Corporations Act 2001 (Cth) and/or "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date of this presentation. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause IAG's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Neither IAG, nor any other person, gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this presentation will actually occur.

This presentation is being supplied to you solely for your information and may not be reproduced or distributed to any other person (including any general distribution in the United States) or published, in whole or in part, for any purpose.

Agenda

- Transaction highlights
- Leveraging IAG strengths
- Malaysian insurance market – very attractive
- AmAssurance – the right platform
- AMMB – the right partner
- Structured and priced to deliver value for shareholders
- Summary/questions

IAG has agreed to acquire a strategic holding in AmAssurance

- **Subject to regulatory approvals in Malaysia**
- Initial equity stake of 30% for RM193m (circa A$69m)
- Option to progressively increase to 49% over time
- Structure designed to maximise value creation from both partners
- Leverages
  - AMMB's / AmAssurance's distribution network and systems
  - IAG's strengths, particularly in underwriting & pricing
- Provides a platform for growth in an attractive market

Assuming $1.00 AUD = RM 2.79

Leveraging IAG strengths



AmAssurance
Pricing/ Underwriting
Portfolio analysis
Claims management
Product development
Capital management /Reinsurance
Risk management
Familiar operating model

NRMA INSURANCE SGIO SGIC CGU Swann Insurance STATE

Malaysian insurance market - very attractive

- Second fastest growing economy in Asia
- General insurance industry grown at CAGR ~10% since 2000 with improving profitability
- Anticipate continued strong growth
  - Increasing insurance penetration & growing household wealth
- Regulatory reform creating opportunities for sophisticated insurers
  - Motor and fire tariffs under review (anticipate more risk-based pricing from 2007)
  - Introducing risk based capital (expected 2007)
  - Reviewing reserving guidelines
- Potential future opportunities for Takaful (Islamic) insurance

AmAssurance is the right platform

✓	**Leading market position**	2nd largest motor insurer 4th largest general insurer 7th largest life insurer
✓	**Financially attractive**	Improving profitability Emerging economies of scale
✓	**Growth potential**	Untapped customer / distribution penetration
✓	**Conservative reserving**	Aligned with IAG approach
✓	**Scope to add value**	Complementary strengths

AMMB is the right partner

✓	**Brand**	Leading Malaysian brand
✓	**Distribution**	Multi channel distribution network
✓	**Strategic alignment**	Shared vision and commitment
✓	**Risk framework**	Strong corporate governance Risk management framework
✓	**Aligned values**	People, culture & risk

Superior general insurance premium growth and improving profitability

General insurance GWP


53% CAGR
GWP (RM millions
500
450
400
350
300
250
200
150
100
50
0
101
218
326
390
448
Mar-02
Mar-03
Mar-04
Mar-05
Sep-05
(12 months ending)

Source: AMMB

General insurance underwriting profit

COR	102%	94.8%	96.1%	96.7%	92.8%


69% CAGR (1)
Underwriting Profit (RM millions
25
20
15
10
5
-
-5
-2
6
8
9
24
Mar-02
Mar-03
Mar-04
Mar-05
Sep-05
(12 months ending)

Source: AMMB
(1) CAGR based on 2 ½ years

Life insurance continues to perform well

Life Insurance GWP



30% CAGR
GWP (RM millions
350
300
250
200
150
100
50
0
126
186
256
312
312
Mar-02
Mar-03
Mar-04
Mar-05
Sep-05
(12 months ending)

Source: AMMB

FUM Growth



30% CAGR
,000
900
800
700
600
500
400
300
200
100
-
372
463
636
819
922
Mar-02
Mar-03
Mar-04
Mar-05
Sep-05
(12 months ending)

Source: AMMB

Terms facilitate the transfer of capabilities

- Strong governance framework mandated by regulator
- Board representation for IAG
- IAG rights enshrined at a board and shareholder level
  - Underwriting and claims
  - Reinsurance
  - Capital and annual business plans
  - Further expansion / future partners
  - Pricing
- Minority shareholder protections

Value accretive for IAG shareholders

- Implied valuation multiples reflect strong growth and improving profitability:
  - 0.8x GWP (12 months ending 30 Sept 2005)
  - 4.2x PB (30 Sept 2005)
  - 17.2x PE (12 months ending 30 Sept 2005)
- Confident will be EPS accretive within 18 months
- Equity accounted for JV investment
- Potential reinsurance revenue in captive would be consolidated
- Hopeful of completion by early January 2006

IAG Insurance Australia Group

The AmAssurance joint venture has been structured to ensure that IAG and AmAssurance are able to leverage their combined strengths to deliver long-term value for shareholders

NRMA INSURANCE SGIO SGIC CGU swann insurance STATE NZI

Questions

82-34621

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG
Insurance Australia Group

22 December 2005

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

APPOINTMENT OF NEW EXECUTIVE

Please find attached Media Release in relation to the appointment by IAG of a new executive.

Yours truly

Glenn Revell
Company Secretary

Attachment (2 pages)

MEDIA RELEASE

IAG
Insurance
Australia
Group

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000 Australia
iag.com.au

22 December 2005

IAG appoints new Executive

Insurance Australia Group (IAG) today announced the appointment of a new Executive with responsibility for managing the Group's expanding Asian operations, following the planned retirement of the Deputy CEO and Head of International & Reinsurance.

Mr Justin Breheny will join IAG's executive team in March 2006 as Chief Executive Officer, Asia. Mr Breheny will be based in IAG's regional office in Singapore and will have responsibility for managing the Group's existing business interests in China, Thailand and Malaysia, while driving the Group's planned regional expansion.

IAG Chief Executive Officer, Mr Michael Hawker, said Mr Breheny brings to the role substantial executive management experience gained in the Asian region.

"I'm pleased to welcome Justin to the team. Justin's considerable experience in roles that require the integration of different cultures and management styles will prove invaluable as the Group moves closer towards its goal to build a portfolio of assets in the Asian region," Mr Hawker said.

For the past 12 years, Mr Breheny has held senior executive and board positions within ANZ Banking Group's Asian operations. Based in Asia during this time, his responsibilities have included the management and strategic expansion of ANZ Bank's entire Asian business, consisting of operations in China, Hong Kong, Korea, Philippines, Taiwan, Vietnam, Indonesia, Malaysia and Thailand.

Prior to joining ANZ Bank's Asian operations, Mr Breheny held senior management positions in Australian-based financial services organisations, including ANZ/Capel Court Investment Bank, Citibank and Chase Manhattan Bank.

Mr Breheny will assume many of the international responsibilities of Mr Ian Brown, Deputy CEO and Head of International & Reinsurance who will retire, as planned, at the end of December 2005.

"Ian has generously shared the general insurance expertise he has gained during his 40 years in the sector and this has made a significant contribution to the Group's development. He has driven the Group's expansion into Asia and has created a firm platform on which IAG can further build.

"I'd like to thank Ian for his contribution and wish him the very best for his well-earned retirement," Mr Hawker said.

During the interim period before Mr Breheny commences his role, Ms Christine McLouglin, Group Executive Office of the CEO will assume responsibilities for management of IAG's Asian operations. Mr George Venardos, Chief Financial Officer, will assume responsibility for management of IAG's reinsurance programs.

With the retirement of Mr Ian Brown and the addition of Mr Justin Breheny, the executive team will remain stable at ten members including the Chief Executive Officer. The new executive team structure will be as follows:

IAG Executive Team

Michael Hawker
Chief Executive Officer

George Venardos Chief Financial Officer	**Rick Jackson** Chief Executive Officer Personal Insurance	**Mario Pirone** Chief Executive Officer CGU Insurance	**David Smith** Chief Executive Officer IAG NZ	**Justin Breheny** Chief Executive Officer Asia	**Tony Coleman** Chief Risk Officer & Group Actuary	**Christine McLoughlin** Group Executive, Office of the CEO	**Sam Mostyn** Group Executive, Culture & Reputation	**David Issa** Chief Information Officer

- ends -

Insurance Australia Group (IAG) is Australasia's leading general insurance group. The group includes some of Australia and New Zealand's most trusted brands – NRMA Insurance, SGIO, SGIC, CGU, Swann Insurance, State Insurance and NZI.

Media Relations
Name Emma Foster
Telephone 0411 013 170

Investor Relations
Name George Venardos
Telephone 02 9292 8543

82-34821

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG
Insurance Australia Group

28 December 2005

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

NOTICE OF CEASING TO BE A SUBSTANTIAL SHAREHOLDER

Please find attached Form 605, Notice of ceasing to be a substantial holder. This form is being lodged in relation to holdings in KORVEST Limited held by the registered holder, IAG Nominees Pty Limited, a subsidiary of IAG.

Yours sincerely

Glenn Revell
Company Secretary

Attachment (4 pages)

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: Korvest Limited

ACN/ARSN: ACN 007 698 106

1. Details of substantial holder (1)

Name: Insurance Australia Group Limited and its subsidiaries (also see Annexure marked 'A')

ACN/ARSN (if applicable): ACN 090 739 923

The holder ceased to be a substantial holder on 22/Dec/2005

The previous notice was given to the company on 04/Feb/2004

The previous notice was dated 04/Feb/2004

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
See annexure 'B' to this notice.					

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Insurance Australia Group Limited and its Australian subsidiaries	Level 26, 388 George Street, Sydney NSW 2000

Signature

print name	Glenn Revell	capacity	Secretary
sign here		date	28/December/2005

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is **Annexure marked 'A'** referred to in Form 605, Notice of Ceasing to be a Substantial Holder of Korvest Limited dated 28 December 2005.

The following are associates (as defined in s9 of the Corporations Act 2001) of Insurance Australia Group Limited:

The related body corporates below hold the relevant interests by virtue of investment management agreements with IAG Asset Management Limited:

- Insurance Manufacturers of Australia Pty Limited
- CGU Insurance Limited
- IAG & NRMA Superannuation Pty Limited
- Insurance Australia Limited

Other related body corporates:

- IAG Asset Management Limited (Investment Manager)
- IAG Nominees Pty Limited (Custodian)

This is the Annexure marked "B" referred to in Form 605 lodged by Insurance Australia Group Limited signed by me and dated 28 December 2005.

Glenn Revell
Secretary

Date of Change	Registered Holder of Securities	Nature of change	Consideration given in relation to change	Class and Number of Securities Held	Person's Vote affected
22 December 2005	IAG Nominees Pty Limited	Sale of Ordinary Shares (Fully Paid)	$1,442,686.23	Original Holding: 782,533 New Holding: 405,022	377,511

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: Korvest Limited

ACN/ARSN: ACN 007 698 106

1. Details of substantial holder (1) IAG Nominees P/L.

Name: ~~Insurance Australia Group Limited~~ (see Annexure marked 'A') ~~and its substidiaries~~ also

ACN/ARSN (if applicable): ~~ACN 090 739 923~~ → ACN

The holder ceased to be a substantial holder on 22/Dec/2005

The previous notice was given to the company on 04/Feb/2004

The previous notice was dated 04/Feb/2004

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
See annexure 'B' to this notice.					

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
~~Insurance Australia Group Limited~~	Level 26, 388 George Street, Sydney NSW 2000
~~and its substidiaries~~ ~~Australian~~	

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG
Insurance Australia Group

28 December 2005

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

NOTICE OF CEASING TO BE A SUBSTANTIAL SHAREHOLDER

Please find attached Form 605, Notice of ceasing to be a substantial holder. This form is being lodged in relation to holdings in KORVEST Limited.

Yours sincerely

Glenn Revell
Company Secretary

Attachment (4 pages)

This is **Annexure marked 'A'** referred to in Form 605, Notice of Ceasing to be a Substantial Holder of Korvest Limited dated 28 December 2005.

The following are associates (as defined in s9 of the Corporations Act 2001) of Insurance Australia Group Limited:

The related body corporates below hold the relevant interests by virtue of investment management agreements with IAG Asset Management Limited:

- Insurance Manufacturers of Australia Pty Limited
- CGU Insurance Limited
- IAG & NRMA Superannuation Pty Limited
- Insurance Australia Limited

Other related body corporates:

- IAG Asset Management Limited (investment manager)
- IAG Nominees Pty Limited (custodian)

~~Asst Mngt~~ - lodge a notice

13 084

Signature

print name	Glenn Revell	capacity	Secretary
sign here	[signature]	date	28/December/2005

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is the Annexure marked "B" referred to in Form 605 lodged by Insurance Australia Group Limited signed by me and dated 28 December 2005.

Glenn Revell
Secretary

Date of Change	Registered Holder of Securities	Nature of change	Consideration given in relation to change	Class and Number of Securities Held	Person's Vote affected
22 December 2005	IAG Nominees Pty Limited	Sale of Ordinary Shares (Fully Paid)	$1,442,686.23	Original Holding: 782,533 New Holding: 405,022	377,511